[GRAPHIC OMITTED]
{FLAG Logo at Top Right Corner of Page)

Corporate Profile

From 1994 through 1997, FLAG Financial Corporation, headquartered in LaGrange, Georgia was a unitary thrift holding company that owned 100% of the common shares of First Federal Savings Bank of LaGrange. First Federal has provided banking products and services to LaGrange since 1927 and is the largest financial institution in its market. Effective March 31, 1998, FLAG became a multi-bank holding company owning all of the Common Stock of First Federal Savings Bank of LaGrange and Citizens Bank, which is headquartered in Vienna, Georgia. FLAG has another acquisition pending, that upon completion, will increase the FLAG franchise to eighteen offices serving communities extending from west central Georgia to middle Georgia.

FLAG functions as a service provider to its offices that operate as local decision-making community banks. FLAG's management feels that there are many other community banks looking for a partnership that places importance on community bank independence. FLAG is structured to be a provider of quality products and services that help position community banks to be more competitive with larger regionals.

It is the mission of FLAG to form a partnership of community banks.

[GRAPHIC OMITTED]
STOCK PRICE
(Year end December 31,)

97   $21.50
96   $10.75
95   $13.75
94   $ 8.75
93   $ 9.00


Table of Contents

Chairman's Message...........................................      2
Financial Highlights.........................................      5
Management's Discussion and Analysis.........................      6
Table of Contents to Consolidated Financial Statements.......     15
Report of Independent Certified Public Accountants...........     15
Board of Directors and Corporate Officers....................     39
Office Locations.............................................     40
Shareholder Information.......................     Inside Back Cover

Chairman's Message

[GRAPHIC OMITTED]
(Picture of John S. Holle)

Dear Shareholders:

Nineteen-ninety seven was one of the most significant years in your Company's history. Although its significance is owed in part to the financial successes we achieved, it is equally, if not more, due to the groundwork that was laid in 1997 to broaden FLAG Financial's franchise area and enhance long-term growth. Specifi-cally, 1997 was a year in which the Company:

*restored earnings to more normalized levels, after having recognized several nonrecurring charges in 1996;

*accelerated balance sheet growth and improved asset quality;

*negotiated a merger of equals agreement with Middle Georgia  Bankshares,  Inc.;
and

*continued to work towards building shareholder value, as evidenced by the doubling of FLAG Financia's stock price during the year.

None of these achievements could have been accomplished without our dedicated team of employees, many of whom are also shareholders in the Company. It is gratifying to know that these individuals have directly participated in the benefits of owning FLAG Financial Corporation common stock.

Financial Results
-----------------

Net earnings for 1997 was $2,033,000, or~$1.00 per share, versus a net loss of $178,000, or $0.09 per share, in 1996. The loss in 1996 was due to the Savings Association Insurance Fund ("SAIF") special assessment of $1,150,000 and from nearly $3 million in special provisions relating to the Bennett Funding Group, Inc. bankruptcy; Subsequent to the end of 1997, I am pleased to report a significant balance of the Bennett Funding credit was paid off. We are grateful to have this situation behind us.

One of the biggest financial achievements in 1997 was the growth we achieved in noninterest income. Specifically, noninterest income increased 10% in 1997, or 14% excluding gains and losses on the sale of investments, loans, and other real estate. This rate of growth significantly exceeded the rate of growth in noninterest expense which, excluding the special SAIF assessment in 1996, increased approximately 9%. The containment of noninterest expense growth was particularly noteworthy given the key personnel additions that we have made over the past year and a half. In fact, excluding personnel related costs, occupancy expenses and the above mentioned SAIF assessment, total operating expenses actually decreased 3% during 1997.

Balance Sheet Growth Accelerated and Asset Quality Improved
-----------------------------------------------------------

The Bank also achieved excellent growth in several key balance sheet areas and improved asset quality. Total assets increased 12% to $248 million at December 31, 1997, while net loans increased 9% to $166 million. Stockholders' equity as of December 31, 1997, increased 8% to $22 million from the prior year level. Book value per share was $10.83 as of December 31, 1997. As of December 31, 1997, nonperforming assets, which included the Bennett Funding leases were $4.6 million, versus $7.2 million at December 31, 1996. Excluding the Bennett Funding leases, nonperforming assets would have been $2.5 million at December 31, 1997, versus $2.6 million at December 31, 1996.

Consolidation Strategy Emphasizes a New Type of Partnership
-----------------------------------------------------------

While it was clearly a successful year from a financial standpoint, it was also a successful year from a strategic one. Most analysts believe the current wave of consolidation activity will remain high for many years to come. We believe this trend provides FLAG Financial and many other community banks with a unique opportunity. By bringing together senior executives

*with proven track records,

*a common strategic focus on the effective delivery of community bank products and services, and

*a commitment to solid profitability and the enhancement of shareholder value,

we can provide community banks the advantages of being a part of a larger partnership while better preserving their market positions and relationships in the community. Further, we believe this strategy will better enable independent community banks to negotiate transactions that do not require substantial reductions in jobs, services, or facilities in communities they serve.

Our merger with Middle Georgia Bankshares, Inc., which was announced on October 28, 1997, was an example of just such an opportunity. Middle Georgia, with approximately $129 million in assets at December 31, 1997, is based in Unadilla, Georgia, which is along the I-75 corridor just south of Macon. This merger will greatly expand our franchise area, provide fee enhancement and cost sharing opportunities and broaden our base of products and services. Further, we believe the management team of the combined institutions will be far stronger and have more depth than either institution alone. FLAG's Board of Directors will be restructured to include seven members of its existing Board and three members of the Middle Georgia Bankshare' Board of Directors. Additionally, I will remain Chairman of the Board of the resulting organization and Dan Speight, who is the Chief Executive Officer of Middle Georgia, will become the Chief Executive Officer. After the close of the year, we also announced the signing of a definitive agreement to merge with Three Rivers Bancshares, Inc., the parent company of Bank of Milan in Milan, Georgia.

Both of these mergers are anticipated to be completed in the first half of 1998 and are expected to be accretive to 1998's earnings per share. On a pro forma basis as of December 31, 1997, the combined operations of FLAG, Middle Georgia Bankshares, and Three Rivers Bancshares represented total assets of $411 million, deposits of $324 million, loans of $280 million and earnings for the prior twelve months of $3.7 million. Total FLAG shares outstanding will increase to approximately 3.5 million from 2.0 million presently. We will continue to look for similar opportunities in the future.

[GRAPHIC OMITTED]
STOCKHOLDER'S EQUITY
($ in thousands)

97   $22,063
96   $20,511
95   $20,698
94   $19,011
93   $19.874


Building Shareholder Value
--------------------------

Ultimately, all of our efforts continue to be built around increasing long-term shareholder value. I am pleased to report that FLAG Financial has had an outstanding record in this regard. Some of our achievements in building shareholder value include the following:

*during 1997, FLAG shares doubled in value from $10.75 to $21.50;

*over the past three years, the annualized return including dividends on FLAG stock was 38%, versus 28% for the S&P 500; and over the past five years, the

*annualized return was 34%, versus 17% for the S&P 500.


[GRAPHIC OMITTED]
LOANS RECEIVABLE
($ in thousands)

97   $165,942
96   $152,644
95   $147,402
94   $141,153
93   $137,233


To put these returns in perspective, someone who invested in FLAG shares five years ago would now have more than four times their original investment. We believe these returns affirm our future potential as an independent institution with a successful growth plan. We sincerely appreciate the confidence expressed by the markets, shareholders, and others who have entrusted us with their investments.

Outlook
-------

We begin 1998 with a great deal of anticipation. Our management team has been strengthened through key personnel additions over the past two years and will become even stronger with the addition of several valuable members of the Middle Georgia and Three Rivers organizations. We are also continuing to invest in technology, which will clearly be a critical success factor in the future. Along those lines, in August 1998, we plan to convert from a service bureau support system to an application system provided by Phoenix International Ltd., Inc. Phoenix has represented in their contract with FLAG that this system is Year 2000 compliant, and we will test the system for Year 2000 compliance prior to conversion. Finally, we have embarked on an expansion program which we believe is both unique and has great future potential for our stockholders, employees, and the communities we serve. Thank you for your confidence and continued support.

                                           Sincerely,

                                           /s/ John S. Holle

                                           John S. Holle
                                           Chairman of the Board,
                                           President and Chief Executive Officer

Financial Highlights
(Dollars in thousands except per share date)

                                                             Year Ended December 31,
Financial Condition                            ------------------------------------------------
& Other Data                                      1997      1996      1995      1994      1993
                                               ------------------------------------------------
  Total assets................................ $247,985  $221,958  $232,105  $231,700  $206,660
     Loan receivable, net.....................  165,942   152,644   147,402   144,153   137,233
     Investment securities....................   51,691    44,516    58,661    69,736    49,389
     Deposits.................................  180,662   180,692   180,608   168,401   165,223
     FHLB advances............................   41,637    17,371    29,504    43,281    20,500
     Stockholders' equity.....................   22,063    20,511    20,698    19,011    19,874
  Number of:
     Loans outstanding........................    4,751     4,567     4,498     4,609     4,596
     Loans serviced for others................    3,112     3,993     4,006     4,266     3,045
     Deposits.................................   30,475    31,291    30,231    27,804    26,017
     Offices open-full service................        4         4         4         3         3

                                                             Year Ended December 31,
                                                -----------------------------------------------
                                                  1997      1996      1995      1994      1993
                                             --------------------------------------------------
Operating Results
  Interst icome...............................  $17,929   $17,912   $18,127   $15,604   $14,612
  Interest expense............................    9,386     9,191     9,886     8,222     7,796
  Net interest income.........................    8,543     8,721     8,241     6,836     6,407
  Other income................................    2,937     2,586     2,271     1,907     1,534
  Other expenses..............................    8,595     9,039     7,128     6,247     5,274
  Ggain on sales of loans and investment
     securities...............................      804       807       284       195       693
  Provision for loan losses...................      574     3,485       630       440       620
  REO (losses) gains and provisions...........      (83)      (80)       33       (49)      (75)
  Earnings (loss) before income taxes.........    3,031      (489)    3,071     2,748     3,074
  Provision (benefit) for income taxes........      998      (311)    1,045       980     1,098
  Cumulative effect of change in
      accounting principle....................        -         -         -         -       258
  Net earnings (loss).........................   $2,033     $(178)   $2,026    $1,768    $2,234


                                                            Year Ended December 31,
                                                -----------------------------------------------
                                                  1997      1996      1995      1994      1993
                                                -----------------------------------------------
Per Share Date
  Basic earnings (loss) per share.............   $1.00     $(0.09)   $1.02     $0.88     $1.11
  Diluted earnings (loss) per share...........   $0.99     $(0.09)   $0.98     $0.85     $1.09
  Dividends per share.........................   $0.34     $ 0.33    $0.30     $0.30     $0.28
  Dividends/earnings per share................   34.00%   -344.44%   29.41%    34.09%    25.23%
  Book value per share (1)....................  $10.83     $10.07   $10.80     $9.45     $9.88


                                                            Year Ended December 31,
                                                 ----------------------------------------------
                                                  1997      1996      1995      1994      1993
                                                 ----------------------------------------------
 Key Ratios
  Return on average assets....................   0.88%     -0.08%    0.87%      0.79%     1.10%
  Return on average equity....................   9.55%     -0.88%    9.78%      9.00%    11.78%
  Average equity to average assets............   9.19%      8.96%    8.94%      8.76%     9.37%
  Net interest margin.........................   4.14%      4.25%    3.84%      3.25%     3.37%
  Year-end interest-earnings assets
     to interest-bearing liabilities.......... 105.00%    106.00%  107.00%     112.00%  111.00%
  Oeprating expenses to
     average assets...........................   3.71%      4.01%    3.08%     2.47%     2.29%


(1) Book value per share is calculated using shares outstanding as of year-end. For the year 1993, the shares outstanding have been adjusted for stock dividends and stock splits. Shares outstanding for the years 93-94 were 2,012,500, 1,916,000 for 1995, and 2,036,990 for 1996 and 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL
-------

     FLAG Financial Corporation ("FLAG") is a unitary thrift holding company that owns 100 percent of the common stock of First Federal Savings Bank of LaGrange (the "Bank"). The Bank is a federally chartered stock savings bank doing business in West Central Georgia. The Bank is a full-service, retail oriented community bank primarily engaged in retail banking, small business, residential and commercial real estate lending, and mortgage banking.

     Because the primary activity of FLAG is the ownership and operation of the Bank, FLAG's financial performance has been determined primarily by the operation of the Bank. Accordingly, the discussion below relates principally to the operation of the Bank. As used herein, the term "FLAG" includes FLAG and, where appropriate, the Bank. This discussion and the financial information contained herein are presented to assist the reader in understanding and evaluating the financial condition, results of operations, and future prospects of FLAG and should be read as a supplement to and in conjunction with the Consolidated Financial Statements and Related Notes.

CAPITAL ISSUES
--------------

     In October 1995, FLAG purchased and retired 128,100 shares of its common stock in the open market for $12.75 per share. During 1997 and 1996, FLAG did not purchase or issue any shares of its common stock.


PENDING ACQUISITIONS
--------------------

     On October 28, 1997, the Company announced the signing of an agreement to merge with Middle Georgia Bankshares, Inc. ("MGB"), a $120 million asset bank holding company based in Unadilla, Georgia. The merger agreement provides, among other things, for the merger of MGB with and into FLAG and the exchange of each share of MGB common stock for 15.75 shares of FLAG common stock. Total outstanding shares of FLAG will increase from approximately 2,037,000 to approximately 3,049,000 at closing.

     Additionally, on February 12, 1998, the Company signed an agreement to merge with Three Rivers Bancshares, Inc. ("TRB"), a $34 million asset bank holding company based in Milan, Georgia. The merger agreement provides, among other things, for the merger of TRB with and into FLAG and the exchange of each share of TRB common stock for 48 shares of FLAG common stock. Total outstanding shares of the Company will increase by approximately 398,000 additional shares at closing.

YEAR 2000 ISSUES
----------------

     FLAG is aware of the issues relating to its computer systems as the Year 2000 approaches. The Year 2000 issue is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     FLAG has appointed a Year 2000 committee comprised of three outside directors and several key senior executives. The committee meets on a monthly basis to provide direction and monitor the progress being made relating to FLAG's Year 2000 efforts.

     FLAG managers and supervisors have identified hardware and software used in their area of responsibility impacted by the Year 2000 issue and have identified vendors whom FLAG relies upon to provide financial information or services which may be impacted by the Year 2000 issue. The Company has conducted a risk assessment for each product, and has categorized the risks associated with each product as "catastrophic," "serious," or "minimal." FLAG's overall risk is considered to be serious to minimal. A separate plan and action date has been established for hardware/software that are considered critical to FLAG's on-going operations. The next steps in the process will be to develop a test for the hardware/software, to test the hardware/software as it becomes Year 2000 compliant, and to document those tests accordingly.

     FLAG plans to convert from its current NCR Starcom software system to an application system provided by Phoenix International Ltd., Inc. ("Phoenix") in August 1998. Phoenix has represented in their contract with FLAG that the Phoenix application system is Year 2000 compliant. FLAG will test the system for Year 2000 Compliance prior to conversion. The Phoenix application system will include many critical applications, including the general ledger, loan application system, deposit application system, and accounts receivable and payable. The third party application system used to process FLAG's payroll has already been certified as Year 2000 Compliant.

     FLAG is in the initial stages of determining the impact of the Year 2000 on its larger loan customers. For those loan customers with a significant risk to their on-going operations arising from possible Year 2000 issues, FLAG will monitor and document their Year 2000 compliance efforts. The Company is in the process of developing a questionnaire for its lending officers to use in assessing the Year 2000 risk for larger loan customers. FLAG plans to conduct Year 2000 seminars for its commercial customers. FLAG also intends to add a provision to its standard loan agreement relating to the borrower's Year 2000 compliance.

NET INTEREST INCOME
-------------------

     Net interest income (the difference between the interest earned on assets and the interest paid on deposits and other interest-bearing liabiities) is the single largest component of FLAG's operating income. The management of net interest income is of most importance in the banking industry. FLAG manages this income source while it controls credit, liquidity, and interest rate risks.

     Net interest income decreased 2.0% in 1997, from $8.7 million in 1996 to $8.5 million in 1997. Net interest income increased 6.0% in 1996 compared to 1995.

     Total interest income has remained steady over the past three years at approximately $18 million. Interest expense decreased approximately 7.0% in 1996 compared to 1995, but increased approximately 2.0% in 1997 compared to 1996. The interest expense variances from year to year have been primarily influenced by the average balances of interest bearing liabilities (see Tables 1 & 2).


Table 1   -   Consolidated Average Balances, Interest, and Rates
(dollars in thousands)
                                                             Years Ended December 31,
                                    1997                                 1996                             1995
------------------------------------------------------------------------------------------------------------------
                                     Interest Weighted             Interest Weighted           Interest Weighted
                            Average   Income/  Average    Average   Income/  Average   Average  Income/   Average
                            Balance   Expense   Rate      Balance   Expense   Rate     Balance  Expense   Rate

ASSETS
Interest-earning assets:
  Loans..................   $155,241  $14,706    9.47%   $151,084  $14,589    9.66%    $146,144  $13,809   9.45%
  Investment securities
   and FHLB stock........     48,002    3,033    6.32      51,256    3,156    6.16       65,246    4,162   6.38
  Interest-bearing deposits
    in other Banks.......      2,515      158    6.28       1,692       90    5.32        2,959      138   4.66
  Federal funds sold.....        667       32    4.80       1,342       77    5.73          333       18   5.41
----------------------------------------------------------------------------------------------------------------
Total interest-
     earning assets......   $206,425  $17,929    8.68%   $205,375  $17,912    8.72%    $214,682  $18,127   8.44%
Other assets.............     25,287                       19,978                        17,013
    Total assets.........   $231,712                     $225,353                      $231,695
                            ========                    =========                      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand
     deposits............   $ 41,695   $1,043    2.50%    $38,571   $1,078    2.79%   $  33,425   $1,069   3.20%
  Savings deposits ......     16,233      395    2.43      16,937      408    2.41       16,352      404   2.47
  Other time deposits....    113,896    6,574    5.77     114,371    6,525    5.71      114,793    6,551   5.71
  Federal funds purchased      1,002       68    6.79         207       12    5.80            -        -      -
  FHLB advances..........     23,086    1,307    5.66      21,531    1,168    5.42       31,962    1,862   5.83
                            --------    -----    ----      ------    -----    ----       ------    -----   ----
     Total interest-
      bearing liabilities   $195,912   $9,387    4.79%   $191,617   $9,191    4.80%    $196,532   $9,886   5.03%
Noninterest-bearing
     demand deposits.....      9,743                       11,063                        10,066
Other liabilities........      4,770                        2,490                         4,380
Stockholders' equity.....     21,287                       20,183                        20,717
     Total liabilities and
      stockholders' equity   $231,712                    $225,353                      $231,695
                             ========                    ========                      ========
Net interest income......              $8,542                       $8,721                        $8,241
                                       ======                       ======                        ======
Interest rate spread.....                        3.89%                        3.92%                        3.41%
Net interest margin......                        4.14%                        4.25%                        3.84%
Interest-earning assets/
 interest-bearing liabilities                     105%                         107%                         109%

CONSOLIDATED AVERAGE BALANCES, INTEREST, AND RATES
--------------------------------------------------

     Net interest income is determined by the amount of interest-earning assets compared to interest-bearing liabilities and their related yields and costs. The difference between the weighted average interest rates earned on interest-earning assets (i.e., loans and investment securities) and the weighted average interest rates paid on interest-bearing liabilities (i.e., deposits and borrowings) is called the net interest spread. Another measure of the difference in interest income earned versus interest expense paid is net interest margin. Net interest margin is calculated by dividing net interest income by average earning assets.

     Table 1 presents for the three years ended December 31, 1997, average balances of interest-earning assets and interest-bearing liabilities and the weighted average interest rates earned and paid on those balances. In addition, interest rate spreads, net interest margins, and the ratio of interest-earning assets versus interest-bearing liabilities for those years are presented. Average interest-earning assets were $206.4 million in 1997, versus $205.4 million in 1996 and $214.7 million in 1995. Average interest-bearing liabilities were $195.9 million in 1997, versus $191.6 million in 1996 and $196.5 million in 1995. The interest rate spread was 3.89% in 1997, versus 3.92% in 1996 and 3.41% in 1995, while the net interest margin was 4.14% in 1997, 4.25% in 1996, and 3.84% in 1995.

     Table 2 shows the change in net interest income from 1996 to 1997 and from 1995 to 1996 due to changes in volumes and rates.

Table 2 - Rate/Volume Variance Analysis
(dollars in thousands)

                                              Years Ended December 31,
                                 1997 Compared to 1996   1996 Compared to 1995
                              ------------------------  ------------------------

                                Rate/             Net             Rate/     Net
                               Volume   Yield   Change   Volume   Yield   Change
                               ------   -----   ------   ------   -----   ------
Interest income:
 Loans........................  $394   $(277)    $117    $477     $303     $780
 Investment securities
   and FHLB stock ............  (206)     83     (123)   (861)    (145)  (1,006)
 Interest-bearing deposits in
   other banks................   52       16       68     (67)      19      (48)
 Federal funds sold...........  (32)     (13)     (45)     58        1       59
                               -----   ------  ------   ------    -----   ------
    Total interest income.....  $207   $(190)  $   17   $(394)    $179    $(215)
                                ----   ------  ------   ------    ----    ------
Interest expense:
 Interest-bearing demand
   deposits. ................. $  78  $(113)  $  (35)    $144   $(135)     $ 9
 Savings deposits.............   (17)     4      (13)      14     (10)       4
 Other time deposits..........   (27)    76       49      (24)     (2)     (26)
 Federal funds purchased......    54      2       56       12       -       12
 FHLB advances................    88     51      139     (566)   (128)    (694)
                                ----  -----    -----     ----- -------    -----
    Total interest expense.... $ 176  $  20   $  196   $ (420)  $(275)  $ (695)
                               -----  -----   ------   -------  ------    -----
Net interest income........... $  32  $(211)  $ (179)  $   26   $ 454   $  480
                               =====  ======  ======   ======  ======    =====

NONINTEREST INCOME
------------------

     Other income increased to $3.7 in 1997, from $3.3 in 1996, and $2.6 in 1995. The increases in other income in 1997 and 1996 resulted from increased gains on the sale of loans and increased fee income related to transaction deposit accounts.

     Gain on sales of loans increased to $659,000 in 1997 versus $588,000 in 1996 and $56,000 in 1995. The increase in gain on sales of loans in 1997 primarily resulted from gains on the sale of SBA loans. The increase in gain on sales of loans in 1996 resulted from increased mortgage banking activity in 1996 compared to 1995.

     Fees and service charges on deposits increased to $1.8 million in 1997, from $1.6 million in 1996, and $1.4 million in 1995.

NONINTEREST EXPENSES
--------------------

     Other expenses were $8.6 million in 1997, versus $9.0 million in 1996 and $7.1 million in 1995. The increase in other operating expenses from 1995 to 1996 and the decrease in those expenses from 1996 to 1997 was largely attributable to the one-time SAIF assessment of $1,150,000 which occurred in 1996.

     Salary and employee benefits increased to $4.1 million in 1997, from $3.5 million in 1996, and $3.3 million in 1995. This increase in 1997 was primarily due to normal increases in compensation levels as well as to the hiring of several key individuals in mid- and late-1996 and in 1997.

     Occupancy expenses increased to $1.4 million in 1997, from $1.2 million in 1996, and $1.0 million in 1995, while other operating expenses were $3.1 million in 1997, versus $4.4 million in 1996 and $2.7 million in 1995. The increase in 1997 occupancy expense was the result of a combination in higher depreciation expenses and an increase in maintenance contract expenses, both of which related to an increase in fixed assets and the relocation of the leasing and the deposit operations center to off-premise leased office space. In addition to the SAIF special assessment, 1996 operating expenses were higher than 1995 because of expenses related to the start-up of a new leasing operation and research and attorney fees related to the Bennett Funding Group, Inc. ("Bennett Funding") bankruptcy.

INVESTMENT SECURITIES
---------------------

     The composition of the investment securities portfolio reflects management's strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The portfolio also provides a balance to interest rate risk and credit risk in other categories of FLAG's balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and providing securities to pledge as required collateral for certain deposits.

     Investment securities increased $7.2 million to $51.7 million at December 31, 1997, from $44.5 million at December 31, 1996. At December 31, 1997, $49.1 million, approximately 95% of investment securities outstanding, was classified as available-for-sale, while the remainder was classified as held-to-maturity. The overall increase in the amount of investments was due to the fact that new funds invested exceeded calls, sales, normal paydowns, and prepayments of securities. At December 31, 1997, Gross unrealized gains in the total portfolio amounted to $378,000 and gross unrealized losses amounted to $559,000.

     Table 3 reflects the carrying amount of the investment securities portfolio for the past three years.

Table 3 - Carrying Value of Investments
     (dollars in thousands)

                                                   December 31,
                                        1997           1996           1995
--------------------------------------------------------------------------
Securities held-to-maturity:
   Mortgage-backed securities ...    $   103        $  118       $  131
   Collateralized mortgage
     obligations ................      2,505         3,092        3,766
                                     ------------------------------------
                                       2,608         3,210        3,897
                                     -------------------------------------
Securities Available-for-sale:
  U.S. Treasuries and agencies ..      9,028         3,993        9,244
  Corporate debt securities......      1,000           990            -
  State and municipal............          -           115            -
  Mortgage-backed securities ....     21,788        17,544       17,865
  Collateralized mortgage
    obligations .................     15,854        16,705       22,343
  Equity securities..............      1,413         1,959        5,311
                                   --------------------------------------
                                      49,083        41,306       54,763
                                   --------------------------------------
                 Total...........    $51,691       $44,516      $58,660
                                   ======================================

CARRYING VALUE OF INVESTMENTS
-----------------------------

     The December 31, 1997, market value of securities held-to-maturity, as a percentage of amortized cost was 98.5%, up from 96.9% at December 31, 1996. The market value of the securities held-to-maturity will change as interest rates change and such unrealized gains and losses will not flow through the earnings statement unless the related securities become permanently impaired or they are called at prices which differ from the carrying value at the time of the call.

LOANS
-----

     Gross loans receivable increased by approximately $10.6 million in 1997 to $167.8 million from $157.2 million at December 31, 1996. This increase was the result of growth in real estate construction loans, real estate mortgages, and lease financings. As shown in Table 4, real estate construction loans increased approximately $2.4 million, real estate mortgages increased approximately $9.4 million, and lease financings increased by approximately $1.7 million. The decrease in commercial, financial, and agricultural loans and installment loans to individuals primarily resulted from the normal paydown and prepayment of these loans.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
---------------------------------------

     Table 6 presents an analysis of activities in the allowance for loan losses for the past five years. An allowance for possible losses is provided through charges to FLAG's earnings in the form of a provision for loan losses. The provision for loan losses was $574,000 in 1997, $3,484,000 in 1996, and $630,000
in 1995. The large increase in the provision for loan losses from 1995 to 1996 is directly attributable to Bennett Funding. Excluding the provision associated with Bennett Funding, the 1996 provision for loan losses would have been $506,000. Management determines the level of the provision for loan losses based on outstanding loan balances, the levels of nonperforming assets, and reviews of assets classified as substandard, doubtful, or loss and larger credits, together with an analysis of historical loss experience, and current economic conditions. The responsible loan officers conduct these reviews, as well as the loan review department.

     Historically, the loan portfolio has consisted primarily of loans secured by one-to-four family residential properties, and actual losses have not been significant. The Bank also provides other services and loan products to meet the growing financial needs of FLAG's communities, including consumer loans, commercial loans, and commercial real estate loans. Because these loans present a somewhat higher credit risk than loans secured by residential properties, management has significantly increased the allowance for loan losses compared to historic levels to reflect the increased potential for future losses.


Table 4 - Loan Portfolio
(dollars in thousands)
                                                                           December 31,
                                          1997             1996              1995                 1994            1993
                                     ----------------------------------------------------------------------------------------
                                             Percent           Percent            Percent            Percent          Percent
                                    Amount  of Total  Amount   of Total  Amount   of Total   Amount  of Total Amount  of Total
                                    -----------------------------------------------------------------------------------------
Commercial/financial/agricultural   $9,924    5.9%   $10,209     6.5%   $10,262     6.9%     $5,707    4.0%    $2,497   1.8%
Real estate construction.......     11,590    6.9      9,149     5.8      4,686     3.1       4,163    2.9      3,886   2.9
Real estate mortgage...........    128,539   76.6    119,178    75.8    112,694    75.6     116,362   81.6    114,871  84.6
Installment loans to individuals     8,441    5.0     11,094     7.1     14,732     9.9       8,066    5.7      7,914   5.8
Lease financings...............      9,304    5.5      7,572     4.8      6,654     4.5       8,354    5.9      6,553   4.8
                                  ------------------------------------------------------------------------------------------
     Total loans...............    167,798  100.0%   157,202   100.0%   149,028   100.0%    142,652  100.0%   135,721 100.0%
Less:
Deferred loan fees and discounts       398              (219)              (287)               (309)             (330)
Allowance for loan losses......     (2,254)           (4,339)            (1,339)             (1,244)             (882)
                                   -------            -------            -------             -------          --------
     Total net loans...........   $165,942           $152,644           $147,402            $141,099          $134,509
                                  ========           ========           ========            ========          ========

Table 5 represents the expected maturities for commercial, financial, and agricultural loans and real estate construction loans at December 31, 1997. The table also presents the rate structure for these loans that mature after one year.


Table 5  - Loan Portfolio Maturity
(dollars in thousands)
                                                                            Rate Structure for Loans
                                                Maturity                    Maturity Over One Year
                              ----------------------------------------------------------------------
                                        Over One Year                   Floating or
                              One Year    Through    Over Five           Adjustable   Predetermined
                              or Less    Five Years    Years    Total   Interest Rate      Rate
Commercial, financial, and
   agricultural...............  $1,577    $3,188       $5,159   $9,924       $4,758        $3,589
Real estate - construction....  10,674       916            -   11,590            -           916
                              --------------------------------------------------------------------
                               $12,251    $4,104       $5,159  $21,514       $4,758        $4,505
                              ====================================================================

     As shown in Table 6, the year-end allowance for loan losses decreased to $2,254,000 at December 31, 1997, from $4,339,000 at December 31, 1996. The allowance for loan losses was $1,339,000 at December 31, 1995. The decline in the allowance for losses in 1997 was primarily due to a $2,465,000 charge-offs associated with the Bennett Funding assets. Total charge-offs in 1997, including those related to Bennett Funding, were $2,713,000, up from $521,000 in 1996, and $573,000 in 1995. If Bennett Funding assets had not been charged-off to their net realizable value, 1997 charge-offs would have been approximately $248,000. The allowance for loan losses was 1.36% of net outstanding loans at December 31, 1997, versus 2.84% of net outstanding loans at December 31, 1996, and 0.91% of net outstanding loans at December 31, 1995.

     Management believes that the allowance for loan losses was both adequate and appropriate. However, the future level of the allowance for loan losses is highly dependent upon loan growth, loan loss experience, and other factors, which cannot be anticipated with a high degree of certainty.


ASSET QUALITY
-------------

     At December 31, 1997, non-performing assets (non-accrual loans and other real estate owned) totaled $5.0 million compared to $7.2 million at year-end
1996. The decrease in 1997 is primarily due to the write-off of the amount determined to be uncollectible from Bennett Funding. As was discussed in last year's annual report, Bennett Funding was an equipment leasing and finance company based in Syracuse, New York. For several years, FLAG Financial
Corporation, along with many other financial institutions and individuals throughout the United States, invested in office equipment leases sold through Bennett Funding. During 1996, Bennett Funding filed for Chapter 11 bankruptcy protection, and certain officers of Bennett Funding were investigated for possible wrongdoing, including but not limited to criminal securities fraud. As a result of the Chapter 11 bankruptcy filing, the collection of cash flows and the values associated with these leases became less certain, and to reflect this possible loss in value, FLAG established a specific reserve for possible Bennett
Funding losses of approximately $3.0 million. In addition, it was also determined that the $4.5 million in equipment leases should be classified as "Doubtful," a classification which generally requires reserves equal to 50% of the carrying value of the asset.


                                       10

Table 6 - Analysis of the Allowance for Loan Losses
(dollars in thousands)
                                                     Years Ended December 31,
                                         ---------------------------------------------
                                           1997      1996      1995    1994     1993
                                         ---------------------------------------------
Average net loans........................$155,043  151,084  $146,144 $141,640 $139,008
Allowance for loan losses, beginning
  of the period..........................   4,339    1,339     1,244      882      683
Charge-offs for the period:
  Commercial/financial/agricultural......      46        -         -        -        -
  Real estate construction loans ........       -       22        23        2        -
  Real estate mortgage loans.............     105      412       432       35      245
  Installment loans to individuals.......      97       87       118       88      227
  Lease financings.......................   2,465        -         -        -        -
                                         ---------------------------------------------
Total charge-offs........................$  2,713  $   521   $   573  $   125  $   472
                                         ---------------------------------------------
Recoveries for the period:
  Commercial/financial/agricultural......$      1  $     -   $     -  $     -  $     -
  Real estate construction loans.........       -        -         -        1        -
  Real estate mortgage loans.............       5        -         -        -        5
  Installment loans to individuals.......      48       37        38       46       46
  Lease financings.......................       -        -         -        -        -
                                         ---------------------------------------------
     Total recoveries....................$     54  $    37   $    38  $    47  $    51
                                         ---------------------------------------------
       Net charge-offs for the period....   2,659      484       535       78      421
Provision for loan losses................     574    3,484       630      440      620
                                         ---------------------------------------------
Allowance for loan losses, end of period  $ 2,254  $ 4,339   $ 1,339   $1,244   $  882
                                          ============================================
Ratio of allowance for loan losses to
 total net loans outstanding ............   1.36%    2.84%     0.91%    0.88%    0.66%
Ratio of net charge-offs during the
 period to average net loans outstanding
 during the period ......................   1.72%    0.32%     0.37%    0.06%    0.30%

     In 1997, management agreed to a settlement with the Trustee of Bennett Funding. In general, the agreement provides for a sharing of the cashflows generated by the leases. Subsequent to year-end 1997, FLAG received approximately $2.0 million from the Trustee. According to the settlement, FLAG will be receiving monthly remittances of cash collected by the Trustee until the agreement is satisfied. Management believes that all of the remaining unreserved balance of these leases will be recovered.

     In 1997, the Bennett Funding receivables were charged-off by approximately $2.5 million against the 1996 established reserve.

     There were no commitments to lend additional funds on nonaccrual loans at December 31, 1997. Table 7 summarizes the non-performing assets for each of the last five years.

RISK ELEMENTS
-------------

     There may be additional loans within FLAG's loan portfolio that may become classified as conditions may dictate; however, management was not aware of any such loans that are material in amount at December 31, 1997. At December 31, 1997, management was unaware of any known trends, events, or uncertainties that will have, or that are reasonably likely to have a material effect on the Bank's or FLAG's liquidity, capital resources, or operations.


DEPOSITS
--------

     Total deposits remained essentially unchanged during 1997, totaling $180.7 million at December 31, 1997, versus $180.7 million at December 31, 1996. The maturities of time deposits of $100,000 or more issued by the Bank at December 31, 1997, are summarized in Table 8.

     At December 31, 1997, the Bank was a shareholder in the Federal Home Loan Bank of Atlanta ("FHLBA"). Through this affiliation, advances totaling $41.6 million were outstanding at rates competitive with time deposits of like maturities. Management anticipates continued utilization of this short- and long-term source of funds to minimize interest rate risk and to fund competitive fixed rate loans to customers.

Table 7 - Risk Elements
(dollars in thousands)
                                                       December 31,
                                          --------------------------------------
                                           1997    1996    1995    1994    1993
-------------------------------------------------------------------------------
Loans on nonaccrual...................... $4,578  $6,688  $1,394  $2,751  $3,280
Loans past due 90 days and still accruing      -       -       -       -       -
Other real estate owned..................    425     525     801     244     405
Total non-performing assets.............. $5,003  $7,213  $2,195  $2,995  $3,685
                                          ======================================
Total non-performing loans as a
     percentage of net loans.............   2.76%  4.38%   0.95%   1.95%  2.44%


Table 8 - Maturities of Time Deposits Over $100,000
(dollars in thousands)

    Three months or less..................          $14,164
    Over three months through six months..            5,937
    Over six months through twelve months.            9,472
    Over twelve months....................            3,904
                                                   --------
                                                    $33,477
                                                    =======

ASSET-LIABILITY MANAGEMENT
--------------------------

     A primary objective of FLAG's asset and liability management program is to control exposure to interest rate risk (the exposure to changes in net interest income due to changes in market interest rates) so as to enhance its earnings and protect its net worth against potential loss resulting from interest rate fluctuations.

     Historically, the average term to maturity or repricing (rate changes) of assets (primarily loans and investment securities) has exceeded the average repricing period of liabilities (primarily deposits and borrowings). Table 9 provides information about the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 1997, that are expected to mature, prepay, or reprice in each of the future time periods shown (i.e., the interest rate sensitivity). As presented in this table, at December 31, 1997, the liabilities maturing or subject to rate changes within one year exceeded its asseets maturing or subject to rate changes within one year. This mismatched condition subjects FLAG to interest rate risk within the one year period because the liabilities, due to their generally shorter term to maturity or repricing, are more sensitive to short-term interest rate changes than the assets. It is management's belief that the result of this position would be a decrease in net interest income if market interest rates rise and an increase in net interest income if market interest rates decline.

     Management carefully measures and monitors interest rate sensitivity and believes that its operating strategies offer protection against interest rate risk. As required by regulations of the Office of Thrift Supervision ("OTS"), FLAG's Board of Directors has established an interest rate risk policy, which sets specific limits on interest rate risk exposure. Adherence to this policy is reviewed quarterly by the Board of Directors' Asset Liability Committee.

     Management has maintained positive ratios of average interest-earning assets to average interest-bearing liabilities. As represented in Table 1 this ratio, based on average balances for the respective years, was 105% in 1997, 107% in 1996, and 109% in 1995.

Table 10 represents the expected maturity of the total invesment securities by maturity date and average yields based on amortized cost at December 31, 1997. It should be noted that the composition and maturity/repricing distribution of the investment portfolio is subject to change depending on rate sensitivity, capital needs, and liquidity needs.

LIQUIDITY
---------

     The Bank is required under federal regulations to maintain in cash and eligible short-term investment securities a monthly average of 5.0% of net withdrawable deposits and borrowings payable in one year or less. The Bank's average liquidity in December 1997 was 7.88% of the aggregate of the prior month's daily average deposits and short-term borrowings. The Bank's liquidity was 9.68% at December 31, 1997, and 7.75% at December 31, 1996.

     The Bank's primary sources of liquidity (funds) are deposit inflows, loan repayments, proceeds from sales of loans and securities, advances from the
FHLBA, and earnings from investments. Short-term deposits, particularly noninterest-bearing checking accounts, are becoming a more significant source of liquidity than they have been historically to the Bank. Advances from the FHLBA were $41,637,000 and $17,371,000, respectively, at December 31, 1997 and 1996.

     Subject to certain limitations, the Bank may borrow funds from the FHLBA in the form of advances. Credit availability from the FHLBA to the Bank is based on the Bank's financial and operating condition. Credit availability from the FHLBA to the Bank was approximately $58.0 million at December 31, 1997. In addition to creditworthiness, the Bank must own a minimum amount of FHLBA capital stock. This minimum is 5.0% of outstanding FHLBA advances. Unused borrowing capacity at December 31, 1997, was $16.0 million. The Bank uses FHLBA advances for both long-term and short-term liquidity needs. Other than normal banking operations, the Bank has no long-term liquidity needs. The Bank has never been involved with highly leveraged transactions that may cause unusual potential long-term liquidity needs.

     The Consolidated Statements of Cash Flows for the three years ended December 31, 1997, detail FLAG's sources and uses of funds for those periods.

Table 9 - Interest Rate Sensitivity Analysis
(dollars in thousands)
                                                         December 31, 1997
                                                       Maturing or Repricing in
                                    -----------------------------------------------------
                                              Over 1 Year Over 3 Years
                                     One Year   Through    Through     Over       Over
                                      or Less   3 Years    5 Years    5 Years     Total
                                     ---------  --------  ---------   -------     -----
Interest-earning assets:
 Adjustable rate mortgages.......... $ 61,930   $      -  $      -   $      -   $ 61,930
 Fixed rate mortgages...............   21,061     11,290    10,448     23,810     66,609
 Other loans........................   19,971      7,486     9,939      1,863     39,259
 Investment securities..............   34,798      2,998     1,971     11,924     51,691
 Federal Home Loan Bank stock.......    2,082          -         -          -      2,082
 Interest-bearing deposits
   in other banks...................    3,168          -         -          -      3,168
                                    ----------------------------------------------------
     Total interest-earning assets.. $143,010    $21,774   $22,358    $37,597   $224,739
                                     ---------------------------------------------------
Interest-bearing liabilities:
 Fixed maturity deposits............ $ 86,422    $20,207   $ 3,576    $ 5,523   $115,728
 NOW and money market demand
    accounts........................   20,809      6,576     4,424      9,074     40,883
 Passbook accounts..................    8,508        648       592      5,331     15,079
 Federal funds purchased............       70          -         -          -         70
 FHLB advances......................   40,783        167       167        521     41,638
                                    ----------------------------------------------------
     Total interest-bearing
      liabilities .................. $156,592    $27,598    $8,759    $20,449   $213,398
                                    ----------------------------------------------------

Interest rate sensitivity gap.......$(13,582)  $ (5,824)   $13,599    $17,148  $  11,341
Cumulative interest rate
   sensitivity gap .................$(13,582)  $(19,406)   $(5,807)   $11,341          -
Cumulative interest rate
   sensitivity gap to total assets..   -5.48%     -7.83%    -2.34%       4.57%         -



CAPITAL RESOURCES AND DIVIDENDS
-------------------------------

     Stockholders' equity at December 31, 1997, increased 8.0% from December 31, 1996. All of this growth resulted from 1997 earnings. Dividends of $692,577 or $0.34 per share were declared and paid in 1997, compared to $0.33 per share in 1996.

     Average stockholders' equity as a percent of total average assets is one measure used to determine capital strength. The ratio of average stockholders' equity to average total assets was 9.19% for 1997 and 8.96% for 1996. Table 11 summarizes these and other key ratios for FLAG for each of the last three years.

     The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") required federal banking agencies to take "prompt corrective action" with regard to institutions that do not meet minimum capital requirements. As a result of FDICIA, the federal banking agencies introduced an additional capital measure called the "Tier 1 risk-based capital ratio." The Tier 1 ratio is the ratio of core capital to risk adjusted total assets. Note 10 to the Consolidated Financial Statements presents a summary of FDICIA's capital tiers compared to FLAG's and The Bank's actual capital levels. The Bank exceeded all requirements of a "well-capitalized" institution at December 31, 1997. The pending merger (see "Pending Acquisitions") will not significantly reduce FLAG's capital ratios and management will continue leveraging capital to increase return on stockholders' equity.

PROVISION FOR INCOME TAXES.
---------------------------

     The provision for income taxes was $998,000 in 1997, versus a benefit of $311,000 in 1996, and a provision of $1,045,000 in 1995. The effective actual tax rates for 1997, 1996, and 1995 (tax provision as a percentage of income before taxes) were 32.9%, (63.7%), and 34.0%, respectively. The income tax benefit recorded in 1996 resulted from the net loss before income taxes during the year. Management deemed the items creating the 1996 loss to be temporary in nature, therefore resulting in the recording of a deferred tax asset
representing   the  tax  effect  of  future  taxable  benefits  which  could  be recognized.

Table 10 - Expected Maturity of Investment Securities
(dollars in thousands)

                              -------------------------------------------------------------------------------
                                                  After One But     After Five But
                              Within One Year   Within Five Years  Within Ten Years   After Ten Years   Totals
                               Amount  Yield     Amount  Yield     Amount   Yield    Amount  Yield
                              -------------------------------------------------------------------------------
Securities held-to-maturity:
 Mortgage-backed securities ..$  103   6.98%        -     -            -      -          -      -      $  103
 ------------------------------------------------------------------------------------------------------------
 Collateralized mortgage
    obligations ..............     -      -          77   8.85%         -     -        2,428  7.22%     2,505
 ------------------------------------------------------------------------------------------------------------
                                 103   6.98%         77   8.85%         -     -        2,428  7.22%     2,608
 ------------------------------------------------------------------------------------------------------------
Securities available-for-sale:
 U.S. Treasury and agencies ..   998   5.44%      1,008   6.45%     7,022   6.78%          -     -      9,028
 ------------------------------------------------------------------------------------------------------------
 Corporate debt securities ...      -    -        1,000   6.86%         -      -           -     -      1,000
 ------------------------------------------------------------------------------------------------------------
 Equity securities............ 1,413  4.61%           -      -          -      -           -     -      1,413
 ------------------------------------------------------------------------------------------------------------
 Mortgage-backed securities .. 1,264  5.37%       1,882   6.55%     1,814   6.89%     16,828  6.69%    21,788
 ------------------------------------------------------------------------------------------------------------
 Collateralized mortgage
    obligations ..............     -     -        1,272   5.98%     3,858   5.53%     10,724  6.18%    15,854
 ------------------------------------------------------------------------------------------------------------
                               3,675  5.10%       5,162   6.45%    12,694   6.42%     27,552  6.49%    49,083
 ------------------------------------------------------------------------------------------------------------
 Total ...................... $3,778  5.15%      $5,239   6.49%   $12,694   6.42%    $29,980  6.55%   $51,691
 ------------------------------==============================================================================

Table 11 - Equity Ratios
                                        Years Ended December 31,
                                          1997       1996      1995
-------------------------------------------------------------------
Return on average assets...........       0.88%     -0.08%     0.87%
Return on average equity...........       9.55%     -0.88%     9.78%
Dividend payout ratio..............      34.06%   -377.18%    29.56%
Average equity to average assets...       9.19%      8.96%     8.94%


IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------

     The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation. The liquidity and maturity structures of FLAG's assets and liabilities are critical to the maintenance of acceptable performance levels.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that companies (I) classify items of other comprehensive income by their nature in a financial statement and
(ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comprehensive purposes is required.

     Also, in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 specifies the presentation and disclosure of operating segment information reported in the annual report and interim reports issued to stockholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management believes that the adoption of these statements will have no material impact on FLAG's financial position, results of operation, or liquidity.

Table of Contents to Consolidated Financial Statements

Report of Independent Certified Public Accountants...................15
Consolidated Balance Sheets..........................................16
Consolidated Statements of Operations................................17
Consolidated Statements of Changes in Stockholders' Equity...........18
Consolidated Statements of Cash Flows.............................19-20
Notes to Consolidated Financial Statements........................21-38




Report of Independent Certified Public Accountants


The Board of Directors
FLAG Financial Corporation
LaGrange, Georgia


     We  have  audited  the  accompanying  consolidated  balance  sheet  of FLAG
Financial Corporation and subsidiary as of December 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of FLAG's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements for the years 1996 and 1995 were audited by other auditors whose report dated January 31, 1997 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FLAG Financial Corporation and subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Porter Keadle Moore, LLP


Atlanta, Georgia
January 22, 1998

                           FLAG FINANCIAL CORPORATION

                           Consolidated Balance Sheets
                           December 31, 1997 and 1996

                                     Assets
                                     ------
                                                        1997            1996
                                                        ----            ----
Cash and due from banks,
 including reserve requirements
 of $848,000 and $826,000 ......................   $  5,733,644       4,757,815
  Interest-bearing deposits ....................      3,168,353       1,327,108
  Investment securities available-for-sale .....     49,083,251      41,306,496
  Investment securities held-to-maturity
     (fair value of $2,569,143 in 1997
      and $3,108,722 in 1996) ..................      2,607,835       3,209,696
  Other investments ............................      3,556,900       3,370,900
  Mortgage loans held for sale .................      3,481,678       1,505,798
  Loans, net ...................................    165,942,045     152,644,436
  Premises and equipment, net ..................      6,449,328       5,417,962
  Mortgage servicing rights ....................      1,174,292       1,703,710
  Accrued interest receivable ..................      2,048,940       1,763,345
  Cash surrender value of life insurance .......      2,114,118       1,910,657
  Other assets .................................      2,624,894       3,039,958
                                                      ---------       ---------

                                                   $247,985,278     221,957,881
                                                   ============     ===========

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Deposits:
  Demand .....................................     $  8,971,567      11,062,348
  Interest-bearing demand ....................       40,882,982      36,986,770
  Savings ....................................       15,079,485      16,514,007
  Time .......................................       82,251,315      83,028,319
  Time, over $100,000 ........................       33,476,509      33,100,319
                                                     ----------      ----------
           Total deposits ....................      180,661,858     180,691,763
                                                    -----------     -----------

Federal funds purchased ......................           70,000       2,210,000
Advances from Federal Home Loan Bank .........       41,637,494      17,370,833
Accrued interest payable .....................          371,066         323,783
Other liabilities ............................        3,182,280         850,308
                                                      ---------         -------
           Total liabilities .................      225,922,698     201,446,687
                                                    ===========     ===========

Stockholders' equity:
    Preferred stock (10,000,000 shares
      authorized; none issued and outstanding)            --              --
    Common stock ($1 par value, 20,000,000
      shares authorized, 2,036,990
      shares issued and outstanding) .........       2,036,990        2,036,990
    Additional paid-in capital ...............       8,037,630        8,037,630
    Retained earnings ........................      12,073,529       10,732,992
    Unrealized loss on securities
      available-for-sale, net of tax .........         (85,569)        (296,418)
                                                       -------         --------
             Total stockholders' equity ......      22,062,580       20,511,194
                                                    ----------       ----------
                                                 $ 247,985,278      221,957,881
                                                 =============      ===========

See accompanying notes to consolidated financial statements.

                           FLAG FINANCIAL CORPORATION

                      Consolidated Statements of Operations
              For the Years Ended December 31, 1997, 1996 and 1995

                                          1997            1996         1995
                                          ----            ----         ----
Interest income:
  Interest and fees on loans .......  $14,705,426    14,588,559    13,808,744
  Interest on investment securities.    3,033,292     3,156,090     4,161,455
  Interest-bearing deposits. .......      190,476       167,587       156,610
                                          -------       -------       -------
    Total interest income ..........   17,929,194    17,912,236    18,126,809
                                       ----------    ----------    ----------
Interest expense:
  Deposits .........................    8,011,567     8,011,016     8,024,187
  Borrowings .......................    1,375,263     1,179,628     1,861,506
                                        ---------     ---------     ---------
    Total interest expense .........    9,386,830     9,190,644     9,885,693
                                        ---------     ---------     ---------
      Net interest income before
        provision for loan losses...    8,542,364     8,721,592     8,241,116

Provision for loan losses ..........      574,000     3,484,529       630,000
                                          -------     ---------       -------
      Net interest income after
        provision for loan losses...    7,968,364     5,237,063     7,611,116
                                        ---------     ---------     ---------
Other income:
  Fees and service charges .........    2,602,468     2,415,810     2,171,617
  Gain on sales of investment
    securities .....................      144,925       219,379       228,215
  Gain on sales of loans ...........      658,723       587,499        55,881
  Gain (loss) on other
    real estate, net ...............      (82,719)      (79,643)       32,764
  Other ............................      334,542       169,662        99,679
                                          -------       -------        ------
      Total other income ...........    3,657,939     3,312,707     2,588,156
                                        ---------     ---------     ---------
Other expenses:
  Salaries and employee benefits....    4,067,287     3,485,457     3,348,125
  Occupancy ........................    1,401,759     1,177,618     1,036,269
  Other operating ..................    3,126,376     4,375,543     2,743,960
                                        ---------     ---------     ---------
      Total other expenses .........    8,595,422     9,038,618     7,128,354
                                        ---------     ---------     ---------
       Earnings (loss) before
        provision (benefit) for
        income taxes ...............    3,030,881     (488,848)    3,070,918

Provision (benefit) for
     income taxes ..................      997,767     (311,222)    1,044,911
                                          -------      --------     ---------
Net earnings (loss) ................    2,033,114     (177,626)    2,026,007
                                        =========      ========     =========
Basic earnings (loss)
  per share.........................         1.00         (.09)         1.02
                                             ====         ====          ====
Diluted earnings (loss)
  per share.........................          .99         (.09)          .98
                                              ===         ====           ===

See accompanying notes to consolidated financial statements.

                           FLAG FINANCIAL CORPORATION

           Consolidated Statements of Changes in Stockholders' Equity
              For the Years Ended December 31, 1997, 1996 and 1995

                                                             Net Unrealized
                                                                Loss on
                                                               Securities
                                       Additional            Available-for
                             Common     Paid-in    Retained     -Sale,
                              Stock     Capital    Earnings    Net of Tax     Total
                              -----     -------    --------    ----------     -----

Balance, December 31, 1994  $2,012,500  7,867,500  11,157,835  (2,026,409)  19,011,426
 Exercise of stock options      26,793     97,605        -          -          124,398
 Issuance of common stock        4,807     54,679        -          -           59,486
 Repurchase of common stock   (128,100)  (500,783) (1,004,389)      -       (1,633,272)
 Change in unrealized
   loss on securities
   available-for-sale             -             -        -      1,709,045    1,709,045
 Net earnings                     -             -   2,026,007       -        2,026,007
 Dividends declared               -             -    (598,874)      -         (598,874)

Balance, December 31, 1995    1,916,000  7,519,001 11,580,579    (317,364)  20,698,216
 Exercise of stock options      120,207    510,422        -         -          630,629
 Issuance of common stock          783      8,207         -         -            8,990
 Change in unrealized
   loss on securities
   available-for-sale             -             -        -         20,946       20,946
 Net loss                         -             -    (177,626)       -        (177,626)
 Dividends declared               -             -    (669,961)       -        (669,961)

Balance, December 31, 1996   2,036,990  8,037,630  10,732,992    (296,418)  20,511,194
 Change in unrealized
   loss on securities
   available-for-sale             -             -           -     210,849      210,849
 Net earnings                     -             -   2,033,114       -        2,033,114
 Dividends declared               -             -    (692,577)      -         (692,577)

Balance, December 31, 1997   $2,036,990  8,037,630  12,073,529    (85,569)  22,062,580




See accompanying notes to consolidated financial statements.

                           FLAG FINANCIAL CORPORATION

                      Consolidated Statements of Cash Flows
              For the Years Ended December 31, 1997, 1996 and 1995

                                            1997           1996          1995
                                            ----           ----          ----
Cash flows from
 operating activities:
  Net earnings (loss) ................ $  2,033,114      (177,626)    2,026,007
  Adjustments to reconcile
   net earnings (loss) to net cash
   provided by operating activities:
     Depreciation, amortization
      and accretion ..................      757,867       703,007       709,943
     Provision for loan losses .......      574,000     3,484,529       630,000
     Provision for deferred taxes ....      978,809    (1,033,206)      (78,049)
     Gains on sales of securities
      available-for-sale .............     (144,925)     (219,379)     (219,067)
     (Gain) loss on sales of loans ...     (658,723)     (587,499)      (55,881)
     (Gain) loss on other real estate        82,719        79,643       (32,518)
     Change in:
       Mortgage loans held for sale ..   (1,317,157)     (887,549)   (1,281,363)
       Other .........................    1,827,301     1,437,864      (214,063)
                                          ---------     ---------      --------
        Net cash provided by
         operating activities ........    4,133,005     2,799,784     1,485,009
                                          ---------     ---------     ---------
Cash flows from
 investing activities:
  Net change in interest-bearing
   deposits ..........................   (1,841,245)     (211,493)     (100,322)
  Proceeds from sales and maturities
   of securities available-for-sale ..    7,406,922    27,254,773    28,648,649
  Proceeds from maturities of
   securities held-to-maturity .......      601,861       687,484     2,780,169
  Proceeds from sale of other
   investments .......................         --            --         318,500
  Purchases of other investments .....     (186,000)     (475,000)     (250,000)
  Purchases of securities
   available for sale ................  (14,827,903)  (13,557,624)  (18,425,216)
  Net change in loans ................  (13,871,609)   (8,726,929)   (6,932,316)
  Proceeds from sales of real estate..         --         516,326       989,228
  Purchases of premises and equipment.   (1,639,920)     (399,668)   (1,060,304)
  Purchase of cash surrender
   value life insurance ..............     (203,461)      (24,002)   (1,782,000)
                                           --------       -------    ----------
       Net cash provided by (used in)
        investing activities .........  (24,561,355)    5,486,853     4,186,388
                                        -----------     ---------     ---------
Cash flows from financing activities:
  Net change in deposits .............      (29,905)       83,660    12,206,992
  Change in federal funds purchased ..   (2,140,000)    2,210,000         --
  Proceeds from FHLB advances ........   40,300,000    16,000,000    67,800,000
  Payments of FHLB advances ..........  (16,033,339)  (28,133,334)  (81,576,389)
  Repurchase of common stock .........         --            --      (1,633,272)
  Proceeds from exercise of
   stock options .....................         --         630,629       124,398
  Proceeds from issuance of
   common stock ......................         --           8,990        59,486
  Cash dividends paid ................     (692,577)     (640,420)     (606,209)
                                           --------      --------      --------
        Net cash provided by (used in)
         financing activities ........   21,404,179    (9,840,475)   (3,624,994)
                                         ----------    ----------    ----------
           Net change in cash and
            cash equivalents .........      975,829    (1,553,838)    2,046,403

Cash and cash equivalents at
  beginning of year ..................    4,757,815     6,311,653     4,265,250
                                          ---------     ---------     ---------
Cash and cash equivalents at
  end of year ........................ $  5,733,644     4,757,815     6,311,653
                                       ============     =========     =========

                           FLAG FINANCIAL CORPORATION

              For the Years Ended December 31, 1997, 1996 and 1995

                                            1997          1996          1995
                                            ----          ----          ----
Supplemental disclosures of
 cash flow information:
  Cash paid during the year for:
   Interest ............................ $9,376,744     9,266,251     9,828,527
                                         ==========     =========     =========
   Income taxes ........................ $  686,528     1,016,855     1,204,398
                                         ==========     =========     =========
Supplemental schedule of noncash
 investing and financing activities:
  Real estate acquired
   through foreclosure ................. $  442,652       882,447     1,730,941
                                         ==========       =======     =========
Change in unrealized loss on
 securities available-for-sale,
   net of tax........................... $  210,849        20,946     1,709,045
                                         ==========        ======     =========
Increase (decrease) in
   dividends payable ................... $     --          29,541        (7,335)
                                            ======         ======        ======

See accompanying notes to consolidated financial statements.

                           FLAG FINANCIAL CORPORATION

                   Notes to Consolidated Financial Statements

Note 1.     Summary of Significant Accounting Policies

Basis of Presentation
---------------------
The consolidated financial statements include the accounts of FLAG Financial Corporation ("FLAG"), its wholly-owned subsidiary First Federal Savings Bank of LaGrange (the "Bank") and the Bank's wholly-owned subsidiary Piedmont Mortgage Service, Inc. ("Piedmont"). All significant intercompany accounts and transactions have been eliminated in consolidation.

FLAG is a unitary thrift holding company formed in 1994 and is primarily regulated by the Office of Thrift Supervision ("OTS"). The Bank commenced business in 1927 under a state banking charter and received its federal banking charter in 1955. The Bank is primarily regulated by the OTS and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial, mortgage and consumer banking services principally in Troup County, Georgia and has a loan production facility in Columbus, Georgia.

Piedmont was formed in 1988 as an appraisal service company working principally for the Bank and as a brokerage service to individuals.

The accounting principles followed by FLAG and its subsidiary, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, the valuation allowance for mortgage servicing rights and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

Cash and Cash Equivalents
-------------------------
Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities
---------------------
FLAG classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. There were no trading securities at December 31, 1997 and 1996. Securities held-to-maturity are those securities for which FLAG has the ability and intent to hold to maturity. All other securities are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses are included in earnings and the cost of securities sold are derived using the specific identification method.

Other Investments
-----------------
Other investments include Federal Home Loan Bank ("FHLB") stock, other equity securities with no readily determinable fair value and an investment in a limited partnership. An investment in FHLB stock is required by law for a

                           FLAG FINANCIAL CORPORATION

Note 1.     Summary of Significant Accounting Policies, continued

federally insured savings bank. FLAG owns a 39.6% interest in a limited partnership, which invests in multi-family real estate and passes low income housing credits to the investors. FLAG recognizes these tax credits in the year received. These investments are carried at cost, which approximates fair value.

Mortgage Loans Held for Sale
----------------------------
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes, if any, in the valuation allowance are included in the determination of net earnings in the period in which the change occurs. Gains and losses from the sale of loans are determined using the specific identification method.

Loans, Loan Fees and Interest Income
------------------------------------
Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding unpaid principal balances, net of the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual lives of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment to the yield. Premiums and discounts on purchased loans are amortized over the remaining lives of the loans using the level-yield method. Fees arising from servicing loans for others are recognized as earned.

FLAG considers a loan impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or at the loan's observable market price, or the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using a cash basis method of accounting during the time within that period in which the loans were impaired.

Leasing
-------
The Bank originates commercial and consumer leases through its leasing division. Interest income on leases is recorded on the accrual basis and a provision for possible losses on leases is recorded as a charge to earnings.

Allowance for Loan Losses
-------------------------
The allowance for loan losses is established through provisions for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount which, in management's judgment, will be adequate to absorb losses on existing loans that may become uncollectible. The allowance is established through consideration of such factors as changes in the nature and volume of the portfolio, adequacy of collateral, delinquency trends, loan concentrations, specific problem loans, and economic conditions that may affect the borrower's ability to pay.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review FLAG's allowance for loan losses. Such agencies may require FLAG to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

                           FLAG FINANCIAL CORPORATION

Note 1.     Summary of Significant Accounting Policies, continued

Other Real Estate Owned
-----------------------
Real estate acquired through foreclosure is carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Fair value is defined as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent writedowns are provided by a charge to operations through the allowance for losses on other real estate in the period in which the need arises.

Premises and Equipment
----------------------
Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed currently. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period.

Depreciation expense is computed using the straight-line method over the following estimated useful lives:

     Buildings and improvements ............................. 15-40 years
     Furniture and equipment ................................  3-10 years

Mortgage Servicing Rights
-------------------------
FLAG's mortgage banking division accounts for mortgage servicing rights as a separate asset regardless of whether the servicing rights are acquired through purchase or origination. FLAG's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. Impairment analysis is performed quarterly after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1997 and 1996, no valuation allowances were required for FLAG's mortgage servicing rights.

FLAG recognized approximately $418,000 and $451,000 in servicing assets during 1997 and 1996, respectively, and recognized amortization expense relating to servicing assets of approximately $149,000 and $204,000 during 1997 and 1996, respectively. The risk characteristics that FLAG uses to stratify recognized servicing assets for purposes of measuring impairment include the interest rate and term of the underlying loans serviced.

Income Taxes
------------
Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of FLAG's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

A deferred tax liability is not recognized for portions of the allowance for loan losses for income tax purposes in excess of the financial statement balance, as described in Note 7. Such a deferred tax liability will only be recognized when it becomes apparent that those temporary differences will reverse in the foreseeable future.

                           FLAG FINANCIAL CORPORATION

Note 1.     Summary of Significant Accounting Policies, continued

Net Earnings Per Common Share
-----------------------------
SFAS No. 128 "Earnings Per Share" became effective for FLAG for the year ended December 31, 1997. This new standard specifies the computation, presentation and disclosure requirements for earnings per share and is designed to simplify previous earnings per share standards and to make domestic and international practices more compatible. Earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. All earnings per common share amounts have been restated to conform to the provisions of SFAS No. 128.

SFAS No. 128 requires the presentation of earnings per common share on the face of the statement of operations with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities, and warrants. Additionally, the new statement requires the reconciliation of the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share" for the years ended December 31, 1997, 1996, and 1995 as follows:

For the Year Ended
   December 31, 1997              Net Earnings    Common Share     Per Share
                                   (Numerator)    (Denominator)      Amount
                                   -----------    -------------      ------

Basic earnings per share ....... $  2,033,114       2,036,990         1.00

Effect of dilutive securities
  - stock options ..............         --            19,576         (.01)
                                       ------          ------         ----

Diluted earnings per share ..... $  2,033,114       2,056,566          .99
                                 ============       =========          ===

For the Year Ended
   December 31, 1996               Net Loss       Common Share     Per Share
                                  (Numerator)     (Denominator)      Amount
                                  -----------     -------------      ------

Basic loss per share ........... $   (177,626)      2,010,798         (.09)

Effect of dilutive securities
  - stock options ..............         --             8,099           --
                                       ------           -----         ------

Diluted loss per share ......... $   (177,626)      2,018,897         (.09)
                                 ============       =========         ====

For the Year Ended
   December 31, 1995              Net Earnings    Common Share     Per Share
                                   (Numerator)    (Denominator)      Amount
                                   -----------    -------------      ------

Basic earnings per share         $  2,026,007       1,990,724         1.02

Effect of dilutive securities
  - stock options                       --             71,773         (.04)
                                      ------           ------         ----

Diluted earnings per share       $  2,026,007       2,062,497          .98
                                 ============       =========          ===

Reclassifications
-----------------
Certain items in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 financial statement presentation.

Recent Accounting Pronouncements
--------------------------------
In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 specifies the presentation and disclosure of operating segment information reported in the annual report and interim reports issued to stockholders. The provisions of both statements are effective for fiscal years beginning after December 15, 1997. FLAG believes that the adoption of these statements will not have a material impact on FLAG's financial position, results of operations, or liquidity.

Note 2.     Investment Securities

Investment securities at December 31, 1997 and 1996 are summarized as follows:

                                             December 31, 1997
                                             -----------------
                                              Gross       Gross       Estimated
                               Amortized    Unrealized  Unrealized      Fair
Securities Available-for-Sale    Cost         Gains       Losses        Value
                                 ----         -----       ------        -----
U.S. Treasuries and
    agencies .............   $ 8,969,004      61,703        2,532     9,028,175
Corporate debt securities        989,300      10,700         --       1,000,000
Equity securities ........     1,293,623     121,670        1,817     1,413,476
Mortgage-backed securities    21,746,932     170,149      129,313    21,787,768
Collateralized mortgage
    obligations ..........    16,226,434      11,031      383,633    15,853,832
                              ----------      ------      -------    ----------
                             $49,225,293     375,253      517,295    49,083,251
                             ===========     =======      =======    ==========

                                             December 31, 1997
                                             -----------------
                                              Gross       Gross       Estimated
                               Amortized    Unrealized  Unrealized      Fair
Securities Held-to-Maturity      Cost         Gains       Losses        Value
                                 ----         -----       ------        -----
Mortgage-backed securities.   $  103,140       1,160         --         104,300
Collateralized mortgage
    obligations ...........    2,504,695       2,037       41,889     2,464,843
                               ---------       -----       ------     ---------
                              $2,607,835       3,197       41,889     2,569,143
                              ==========       =====       ======     =========

                                             December 31, 1996
                                             -----------------
                                              Gross       Gross       Estimated
                               Amortized    Unrealized  Unrealized      Fair
Securities Available-for-Sale    Cost         Gains       Losses        Value
                                 ----         -----       ------        -----
U.S. Treasuries and
    agencies ............... $ 4,018,271       2,109       27,409     3,992,971
State, county and municipals     114,695         712         --         115,407
Corporate debt securities ..     980,790       9,100         --         989,890
Equity securities ..........   1,960,918       5,891        7,583     1,959,226
Mortgage-backed securities .  17,577,399     119,818      152,843    17,544,374
Collateralized mortgage
    obligations ............  17,132,514      17,921      445,807    16,704,628
                              ----------      ------      -------    ----------
                             $41,784,587     155,551      633,642    41,306,496
                             ===========     =======      =======    ==========

                                             December 31, 1996
                                             -----------------
                                              Gross       Gross       Estimated
                               Amortized    Unrealized  Unrealized      Fair
Securities Held-to-Maturity      Cost         Gains       Losses        Value
                                 ----         -----       ------        -----

Mortgage-backed securities    $  117,547       1,396         --         118,943
Collateralized mortgage
    obligations ..........     3,092,149       4,099      106,469     2,989,779
                               ---------       -----      -------     ---------
                              $3,209,696       5,495      106,469     3,108,722
                              ==========       =====      =======     =========

                           FLAG FINANCIAL CORPORATION

Note 2.     Investment Securities, continued

The amortized cost and estimated fair value of securities available for sale and securities held to maturity at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Securities              Securities
                                     Available-for-Sale       Held-to-Maturity
                                     ------------------       ----------------
                                   Amortized    Estimated   Amortized  Estimated
                                      Cost     Fair Value      Cost   Fair Value
                                      ----     ----------      ----   ----------
U.S. Treasuries and agencies:
     Within 1 year............    $  999,941      997,410       -         -
     1 to 5 years.............     1,000,000    1,008,428       -         -
     5 to 10 years............     6,969,063    7,022,337       -         -
                                   ---------    ---------     ------    ------
                                   8,969,004    9,028,175       -         -

Equity securities ............     1,293,623    1,413,476       -         -
Corporate debt securities.....       989,300    1,000,000       -         -
Mortgage-backed securities....    21,746,932   21,787,768     103,140   104,300
Collateralized mortgage
    obligations ..............    16,226,434   15,853,832   2,504,695  2,464,843
                                  ----------   ----------   ---------  ---------
                                 $49,225,293   49,083,251   2,607,835  2,569,143
                                 ===========   ==========   =========  =========

There were no sales of securities held-to-maturity during 1997, 1996, and 1995. Proceeds from sales of securities available-for-sale during 1997, 1996, and 1995 totalled approximately $7,407,000, $15,651,000, and $26,468,000, respectively. Gross gains of approximately $140,000, $250,000, and $246,000 and gross losses of approximately $13,000, $31,500, and $28,000 were realized on those sales for the years ended December 31, 1997, 1996, and 1995, respectively.

Securities and interest-bearing deposits with a carrying value of approximately $26,425,000 and $17,920,000 at December 31, 1997 and 1996, respectively, were pledged to secure advances from FHLB, U.S. Government, and other public deposits.

                           FLAG FINANCIAL CORPORATION

              Notes to Consolidated Financial Statements, continued

Note 3.     Loans

Major classifications of loans at December 31, 1997 and 1996 are summarized as follows:
                                                     1997             1996
                                                     ----             ----

     Commercial, financial and agricultural... $   9,923,944       10,209,043
     Real estate - construction ..............    11,589,408        9,149,042
     Real estate - mortgage ..................   128,539,218      119,178,317
     Installment loans to individuals ........     8,441,194       11,094,228
     Lease financings ........................     9,303,764        7,571,427
                                                   ---------        ---------
          Gross loans ........................   167,797,528      157,202,057

     Less:
       Deferred loan fees - net ...............      398,775         (218,314)
       Allowance for loan losses ..............   (2,254,258)      (4,339,307)
                                                  ----------       ----------
                                               $ 165,942,045      152,644,436
                                               =============      ===========

The Bank concentrates its lending activities in the origination of permanent residential mortgage loans, commercial mortgage loans, commercial business loans, and consumer installment loans. The majority of the Bank's real estate loans are secured by real property located in Troup County, Georgia and surrounding counties.

FLAG has recognized impaired loans of approximately $8,179,000 and $13,095,000 at December 31, 1997 and 1996, respectively, with a total allowance for loan losses related to these loans of $974,000 and $3,775,000, respectively. Interest income on impaired loans of approximately $117,000 and $148,000 was recognized for cash payments received in 1997 and 1996, respectively.

Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 1997, 1996, and 1995:

                                               1997        1996         1995
                                               ----        ----         ----
     Balance at beginning of year ........ $ 4,339,307   1,339,393    1,243,623
     Provisions charged to operations ....     574,000   3,484,529      630,000
     Loans charged-off ...................  (2,712,767)   (521,445)    (572,843)
     Recoveries on loans previously
          charged-off.....................      53,718      36,830       38,613
                                                ------      ------       ------
     Balance at end of year .............. $ 2,254,258   4,339,307    1,339,393
                                           ===========   =========    =========

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. Unpaid principal balances of these loans at December 31, 1997 and 1996 approximate $166,823,000 and $247,963,000, respectively. Custodial escrow balances maintained in connection with loan servicing, and included in demand deposits, were approximately $618,000 and $710,000 at December 31, 1997 and 1996, respectively.

Mortgage  loans  secured  by  1-4  family  residences  totalling   approximately
$56,454,000 were pledged as collateral for outstanding FHLB advances as of December 31, 1997.

Note 4.     Premises and Equipment

Premises and equipment at December 31, 1997 and 1996 are summarized as follows:

                                                     1997          1996
                                                     ----          ----
     Land and land improvements ...............  $ 1,092,951     1,091,577
     Buildings and improvements ...............    4,128,787     4,097,162
     Furniture and equipment ..................    5,415,746     3,870,297
                                                   ---------     ---------
                                                  10,637,484     9,059,036

     Less accumulated depreciation ............    4,188,156     3,641,074
                                                   ---------     ---------
                                                 $ 6,449,328     5,417,962
                                                 ===========     =========

Depreciation expense approximated $609,000, $554,000, and $506,000 at December 31, 1997, 1996, and 1995, respectively

Note 5.     Time Deposits

At December 31, 1997, contractual maturities of time deposits are summarized as follows:

     Year ending December 31,
     ------------------------
          1998.................................    $    86,422,095
          1999.................................         12,204,318
          2000.................................          8,002,731
          2001.................................          3,576,000
          202 and thereafter...................          5,522,680
                                                         ---------
                                                   $   115,727,824
                                                   ===============

                           FLAG FINANCIAL CORPORATION

Note 6.     FHLB Advances

FHLB advances are collateralized by FHLB stock, certain investment securities, and first mortgage loans. Advances from the FHLB outstanding at December 31, 1997, mature and bear fixed interest rates as follows:

     Year                                      Amount           Interest Rate
     ----                                      ------           -------------
     1998............................   $     23,700,000        5.74% -5.84%
     2000............................          5,000,000            5.59%
     2002............................          7,000,000            5.53%
     Thereafter......................          5,937,494        5.23% - 6.75%
                                               ---------
                                        $     41,637,494        5.23% - 6.75%
                                        ================

Ntoe 7.     Income Taxes

The following is an analysis of the components of income tax expense (benefit) for the years ended December 31, 1997, 1996, and 1995:

                                              1997         1996          1995
                                              ----         ----          ----
     Federal
      Current ............................ $  17,000      620,845     1,024,824
      Deferred ...........................   876,700     (841,930)     (101,270)
                                             -------     --------      --------
        Total federal provision (benefit).   893,700     (221,085)      923,554
                                             -------     --------       -------
     State
      Current ............................     1,958       54,171       139,228
      Deferred ...........................   102,109     (144,308)      (17,871)
                                             -------     --------       -------
        Total state provision (benefit)...   104,067      (90,137)      121,357
                                             -------      -------       -------
           Total ......................... $ 997,767     (311,222)    1,044,911
                                           =========     ========     =========

The differences between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1997, 1996, and 1995 are as follows:

                                                  1997       1996        1995
                                                  ----       ----        ----
     Pretax income (loss) at statutory rate.  $ 1,030,499  (166,208)  1,044,112
      Add (deduct):
        State income taxes, net of
          federal effect ...................       68,684   (64,549)     80,096
        Increase in cash surrender value
          of life insurance ................      (43,514)  (16,304)    (17,000)
        Other ..............................      (57,902)  (64,161)    (62,297)
                                                  -------   -------     -------
                                              $   997,767  (311,222)   1,044,911
                                              ===========  ========    =========

                           FLAG FINANCIAL CORPORATION

The following summarizes the net deferred tax asset. The deferred tax asset is included as a component of other assets at December 31, 1997 and 1996.

                                                     1997       1996
                                                     ----       ----
     Deferred tax assets:
       Allowance for loan losses ............    $ 498,657   1,648,937
       Allowance for other
         real estate owned                          21,208      41,818
       Net deferred loan fees ...............         --        82,959
       Net operating loss carryforwards
         and credits ........................      397,021        --
       Unrealized loss on securities
         available-for-sale .................       56,472     181,675
          Other .............................       14,639        --
                                                    ------      ------
           Total gross deferred tax assets         987,997   1,955,389
                                                   -------   ---------

     Deferred tax liabilities:
       Premises and equipment ...............      209,066     173,425
       Net deferred loan fees ...............      151,375        --
         Other ..............................       20,130      70,526
                                                    ------      ------
           Total gross deferred tax
             liabilities ....................      380,571     243,951
                                                   -------     -------
           Net deferred tax asset ...........    $ 607,426   1,711,438
                                                 =========   =========

Note 7.     Income Taxes, continued

The Internal Revenue Code ("IRC") was amended during 1996 and the IRC section 593 reserve method for loan losses for thrift institutions was repealed. Effective January 1, 1996, the Bank now computes its tax bad debt reserves under the rules of IRC section 585, which apply to commercial banks. In years prior to 1996, the Bank obtained tax bad debt deductions approximating $2 million in excess of its financial statement allowance for loan losses for which no provision for federal income tax was made. These amounts were then subject to federal income tax in future years pursuant to the prior IRC section 593 provisions if used for purposes other than to absorb bad debt losses. Effective January 1, 1996, approximately $2 million of the excess reserve is subject to recapture only if the Bank ceases to qualify as a bank pursuant to the provisions of IRC section 585.

Note 8.     Employee and Director Benefit Plans

Defined Contribution Plans
--------------------------
FLAG has an established retirement plan qualified pursuant to Internal Revenue Code section 401(k). The plan allows eligible employees to defer a portion of their income by making contributions into the plan on a pretax basis. The plan provides a matching contribution based on a percentage of the amount contributed by the employee. During the years ended 1997, 1996, and 1995, the Company contributed approximately $59,000, $49,000, and $48,000, respectively, to this plan.

FLAG has established a profit-sharing plan for which substantially all employees are eligible. The Board of Directors makes discretionary contributions up to 15% of eligible compensation. The plan allows participants to direct up to 75% of their account balance and/or contributions to be invested in the common stock of FLAG. The trustee of the plan is required to purchase the FLAG stock at market value and may not acquire more than 25% of the issued and outstanding shares. During the years ended December 31, 1997, 1996, and 1995, FLAG recognized $196,000, $185,000, and $182,000, respectively, in expense related to its obligations under the plan.

Directors' Retirement Plan
--------------------------
During 1995, FLAG initiated a defined contribution postretirement benefit plan to provide retirement benefits to its Board of Directors and to provide death benefits for their designated beneficiaries. Under this plan, FLAG purchased split-dollar whole life insurance contracts on the lives of each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes FLAG's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, FLAG has no obligation to

                           FLAG FINANCIAL CORPORATION
contribute to the plan. At December 31, 1997 and 1996, the cash surrender value of the insurance contracts was approximately $2,114,000 and $1,911,000. Expenses incurred for benefits were approximately $4,000 and $43,000 during 1997 and 1996, respectively.

Defined Benefit Plan
--------------------
FLAG has a trusteed defined benefit pension plan which covers substantially all employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. FLAG's policy is to fund pension cost as actuarially determined on an annual basis. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). FLAG's 1997 and 1996 contribution exceeded the minimum funding requirements of ERISA. Assets of the plan are invested primarily in a common trust fund.

The following is a reconciliation of the funded status of the plan using the latest actuarial information applicable for each plan year:

                                                    1997            1996
                                                    ----            ----
Accumulated benefit obligation
  including vested benefits
  of $1,050,965 and $850,898 ................   $ 1,062,575        872,174
                                                ===========        =======
Projected benefit obligation for
  services rendered to date .................     1,635,798      1,342,926

Plan assets at fair value ...................     1,379,263      1,224,542
                                                  ---------      ---------
Projected benefit obligation in
  excess of plan assets .....................      (256,535)      (118,384)
Unrecognized transition obligation ..........        15,755         17,888
Unrecognized prior service cost .............       141,472        151,530
Unrecognized net loss .......................        (6,457)      (139,286)
                                                     ------       --------
    Accrued pension liability ...............   $  (105,765)       (88,252)
                                                ===========        =======

Net pension expense is summarized as follows:

                                         1997          1996         1995
                                         ----          ----         ----
Service cost - benefits earned        $  93,676       71,238       84,835
Interest cost on projected
  benefit obligation .............      116,072       95,648       98,476
Actual return on plan assets......      (99,024)     (85,327)     (68,476)
Net amortization .................       12,191       12,191       21,401
                                         ------       ------       ------
                                      $ 122,915       93,750      136,236
                                      =========       ======      =======

The assumed rate of return on assets was 8% for 1997 and 1996, with an assumed discount rate of 8% and an assumed rate of compensation increase of 4.5% in 1997 and 5.5% in 1996 and 1995. Prior service costs are generally amortized over a period of 17 years.


Stock Option Plan
-----------------
FLAG has an employee stock incentive plan and a director stock incentive plan. The plans were adopted for the benefit of directors and key officers and employees in order that they may purchase FLAG stock at a price equal to the fair market value on the date of grant. A total of 201,250 shares were reserved for possible issuance under the employee plan and 100,625 shares were reserved under the director plan. The options generally vest over a four-year period and expire after ten years.

SFAS No. 123, "Accounting for Stock-Based Compensation," became effective January 1, 1996. This statement encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. FLAG has chosen not to adopt the cost recognition principles of this statement. No compensation expense has been recognized in 1997, 1996, or 1995 related to the stock option plans. Had

                           FLAG FINANCIAL CORPORATION

Note 8.     Employee and Director Benefit Plans, continued

compensation cost been determined based upon the fair value of the options at the grant dates consistent with the method of the new statement, FLAG'S net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below.
                                                         1997           1996
                                                         ----           ----
Net earnings (loss)                 As reported....  $ 2,033,114     (177,626)
                                      Pro forma....  $ 1,963,627     (190,981)

Basic earnings (loss) per share     As reported....  $      1.00         (.09)
                                      Pro forma....  $       .96         (.09)

Diluted earnings (loss) per share   As reported....  $       .99         (.09)
                                      Pro forma....  $       .95         (.09)


The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively: dividend yield of 2% and 3%, respectively; volatility of .4269 and .2811, respectively; risk free interest rate of 6% and an expected life of 5 years.

A summary of activity in these stock option plans is presented below:

                              1997               1996               1995
                              ----               ----               ----
                                 Weighted           Weighted           Weighted
                                  Average            Average            Average
                                  Option             Option             Option
                                   Price              Price              Price
                         Shares  Per Share  Shares  Per Share  Shares  Per Share
                         ------  ---------  ------  ---------  ------  ---------
Outstanding, beginning
  of year..              46,000   $10.02   160,207   $ 6.41    190,750   $ 6.24
Granted during
  the year.........      28,000    11.37     6,000    13.50       --
Cancelled during
  the year.......        (1,250)   11.25      --                (3,750)    5.38
Exercised during
  the year.......          --             (120,207)    5.38    (26,793)    5.38
                         ------           --------             -------
Outstanding, end
  of year........        72,750   $10.52    46,000   $10.02     160,207   $6.41
                         ======             ======              =======
Number of shares
  exercisable....        72,750             46,000              160,207
                         ======             ======              =======

The weighted average grant-date fair value of options granted in 1997 and 1996 was $1.65 and $1.73, respectively. For these employee and director stock options, options outstanding at December 31, 1997 are exercisable at option prices ranging from $9.50 to $13.50 as presented in the table above. Such options have a weighted average remaining contractual life of approximately 7.5 years as of December 31, 1997.

Note 9.     Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of FLAG, up to a maximum of 10,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights, and limitations as determined by the Board.

Note 10.    Regulatory Matters

FLAG is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FLAG's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FLAG and the Bank must meet specific capital guidelines that involve quantitative measures of the assets,

                           FLAG FINANCIAL CORPORATION
liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require FLAG to maintain minimum amounts and ratios of total and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined) and of Tangible capital to average assets. Management believes, as of December 31, 1997 and 1996, that FLAG meets all capital adequacy requirements to which it is subject.

As of December 31, 1997 and 1996, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as well as those of FLAG on a consolidated basis are presented below.

                                                                To Be Well
                                                             Capitalized Under
                                             For Capital     Prompt Corrective
                           Actual         Adequacy Purposes  Action Provisions
                           ------         -----------------  -----------------
                           Amount    Ratio   Amount    Ratio   Amount    Ratio
                           ------    -----   ------    -----   ------    -----
  As of December 31, 1997:
   Total Capital (to Risk
       Weighted Assets)
    FLAG consolidated ..$24,127,000 14.9% 12,941,000 >/=8.0%    N/A       N/A
    Bank ...............$22,408,000 13.9% 12,871,000 >/=8.0% 16,089,000 >/=10.0%

   Tier 1 Capital (to Risk
       Weighted Assets)
    FLAG consolidated ..$22,130,000 13.7%  6,471,000 >/=4.0%    N/A       N/A
    Bank ...............$20,382,000 12.7%  6,436,000 >/=4.0%  9,653,000 >/=6.0%

   Tier 1 Capital (to
      Adjusted Assets)
    FLAG consolidated ..$22,130,000  8.9% 10,283,000 >/=4.0%    N/A       N/A
    Bank ...............$20,382,000  8.3%  9,883,000 >/=4.0% 12,354,000 >/=5.0%

   Tangible Capital (to
      Tangible Assets)
    FLAG consolidated ..$22,130,000  8.9%  3,856,000 >/=1.5%    N/A       N/A
    Bank ...............$20,382,000  8.3%  3,706,000 >/=1.5%  3,706,000  >1.5%

As of December 31, 1996:
  Total Capital (to Risk
      Weighted Assets)
   FLAG consolidated ...$23,704,000 15.8% 12,018,000 >/=8.0%    N/A       N/A
   Bank ................$21,568,000 14.4% 12,000,000 >/=8.0% 15,000,000 >/=10.0%

  Tier 1 Capital (to Risk
      Weighted Assets)
   FLAG consolidated ...$20,918,000 13.9%  6,009,000 >/=4.0%    N/A       N/A
   Bank ................$19,694,000 13.1%  6,000,000 >/=4.0%  9,000,000 >/=6.0%

  Tier 1 Capital (to
      Adjusted Assets)
   FLAG consolidated ...$20,918,000  9.4%  8,916,000 >/=4.0%    N/A       N/A
   Bank ................$19,694,000  8.8%  8,907,000 >/=4.0% 11,134,000 >/=5.0%

  Tangible Capital (to
      Tangible Assets)
   FLAG consolidated ...$20,918,000  9.4%  3,344,000 >/=1.5%    N/A       N/A
   Bank ................$19,694,000  8.8%  3,340,000 >/=1.5%  3,340,000 >/=1.5%

                           FLAG FINANCIAL CORPORATION

Thrift regulations limit the amount of dividends the Bank can pay to FLAG without prior regulatory approval. These limitations are a function of excess regulatory capital and net earnings in the year the dividend is declared. In 1998, the Bank can pay dividends totalling approximately $4,769,000 plus net earnings during 1998.

Note 11.    Commitments and Contingencies

The Bank leases certain banking facilities under operating lease arrangements expiring through 2000. Approximate future minimum payments required for all operating leases with remaining terms in excess of one year are presented below:

     Year Ending December 31,
     ------------------------
          1998........................     $ 77,000
          1999........................       74,000
          2000........................       65,000
                                             ------
                                           $216,000
                                           ========

Total rent expense was approximately $83,000, $61,000, and $60,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

FLAG has a partially self-insured health care plan for the benefit of eligible employees and their eligible dependents, administered by a third party administrator. Claims in excess of $15,000 per person annually, but less than $1,000,000, are covered by an insurance policy with Guarantee Mutual Life Company. FLAG is responsible for any claims less than $15,000 per person annually.

FLAG is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to manage its cost of funds. These financial instruments include commitments to extend credit, standby letters of credit, and an interest rate cap agreement. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Commitments to originate first mortgage loans and to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. The Bank's loans are primarily collateralized by residential and other real properties, automobiles, savings deposits, accounts receivable, inventory, and equipment located in Troup County, Georgia and surrounding counties.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

FLAG's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. All standby letters of credit are secured at December 31, 1997 and 1996.

                           FLAG FINANCIAL CORPORATION

                                                      1997           1996
                                                      ----           ----
    Financial instruments whose contract
     amounts represent credit risk:
          Commitments to originate first
            mortgage loans ................       $17,609,000     9,932,000
          Commitments to extend credit.....       $ 7,845,000     7,146,000
          Standby letters of credit .......       $   990,000       945,000

Note 12.    Related Party Transactions

At December 31, 1997, deposits from directors, executive officers, and their related interests aggregated approximately $206,000. These deposits were taken in the normal course of business at market interest rates.

The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 1997.

     Balance at December 31, 1996..........    $ 1,647,900
     New loans ............................        203,318
     Repayments ...........................       (238,749)
                                                  --------
     Balance at December 31, 1997..........    $ 1,612,469
                                                ===========


Note 13.    Miscellaneous Operating Expenses

Components of other operating expenses in excess of 1% of interest and other income for the years ended December 31, 1997, 1996, and 1995 are as follows:

                                               1997        1996         1995
                                               ----        ----         ----
     Advertising ........................   $ 265,131     210,190     178,394
     Data processing expense ............   $ 488,703     520,762     480,209
     Federal deposit insurance premiums..   $ 185,970   1,666,101     459,581

Note 14.  FLAG Financial Corporation (Parent Company Only) Financial Information

                                 Balance Sheets

                           December 31, 1997 and 1996

                                     Assets
                                     ------
                                              1997          1996
                                              ----          ----
     Cash ...........................     $   263,101       489,869
     Investment securities ..........         622,128       188,125
     Investment in subsidiary........      20,891,126    19,910,996
     Equipment, net .................         536,282          --
     Other assets ...................          19,025        36,593
                                               ------        ------
                                          $22,331,662    20,625,583
                                          ===========    ==========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

     Accounts payable and
       accrued expenses...............        269,082       114,389

     Stockholders' equity............      22,062,580    20,511,194
                                           ----------    ----------
                                          $22,331,662    20,625,583
                                          ===========    ==========

                           FLAG FINANCIAL CORPORATION

                             Statements of Operations

              For the Years Ended December 31, 1997, 1996 and 1995

                                               1997         1996       1995
                                               ----         ----       ----
      Income:
        Dividend income from the Bank     $  1,305,000    525,008   2,282,699
        Interest income                          7,357       -           --
        Other                                   17,699        633        --
                                                ------        ---      ------
          Total income                       1,330,056    525,641   2,282,699
                                             ---------    -------   ---------
       Operating expenses:
        Interest expense                         1,333       -            -
        Other                                  212,196    145,445     132,824
                                               -------    -------     -------
       Total operating expenses                213,529    145,445     132,824
                                               -------    -------     -------
        Earnings before income tax benefit
        and equity in undistributed
        earnings of subsidiary               1,116,527    380,196   2,149,875

       Income tax benefit                       65,964      50,90      18,500
                                                ------      -----      ------
         Earnings before equity in
          undistributed earnings of
          subsidiary or dividends
          received in excess of
          earnings of subsidiary             1,182,491    431,099   2,168,375

       Dividends received in excess
        of earnings (loss)
        of subsidiary                             -      (608,725)   (142,368)

       Equity in undistributed earnings
        of subsidiary                          850,623       --          --
                                               -------     ------      ------
           Net earnings (loss)            $  2,033,114   (177,626)  2,026,007
                                          ============   ========   =========

                            Statements of Cash Flows

              For the Years Ended December 31, 1997, 1996 and 1995

                                                1997        1996         1995
                                                ----        ----         ----
Cash flows from operating activities:
  Net earnings (loss) ....................  $ 2,033,114   (177,627)   2,026,007
  Adjustments to reconcile net
   earnings (loss) to net cash
   provided by operating activities:
     Amortization ........................       14,420     14,419       14,419
     Dividends received in excess of
      (earnings) loss of subsidiaries ....        --       608,726      142,368
     Equity in undistributed earnings
       of subsidiaries ...................     (850,623)      --           --
     Change in other assets
       and liabilities....................      157,850    (48,986)     154,585
                                                -------    -------      -------
       Net cash provided by
        operating activities .............    1,354,761    396,532    2,337,379
                                              ---------    -------    ---------

 Cash flows from investing activities:
   Purchase of securities
     svailable-for-sale...................      352,670   (194,742)        --
   Purchase of equipment .................     (536,282)      --           --
                                               --------     ------       ------
       Net cash used in
        investing activities .............     (888,952)  (194,742)        --
                                               --------   --------       ------

Cash flows from financing activities:
  Repurchase of common stock .............        --           --     1,633,272)
  Exercise of stock options ..............        --       637,727      124,398
  Issuance of common stock ...............        --         8,990       59,486
  Dividends paid .........................     (692,577)  (640,420)    (606,209)
                                               --------   --------     --------
       Net cash provided by (used in)
        financing activities .............     (692,577)     6,297   (2,055,597)
                                               --------      -----   ----------

Net change in cash .......................     (226,768)   208,087      281,782

Cash at beginning of year ................      489,869    281,782         --
                                                -------    -------       ------
Cash at end of year ......................  $   263,101    489,869      281,782
                                            ===========    =======      =======

                           FLAG FINANCIAL CORPORATION

Note 15.    Fair Value of Financial Instruments

FLAG is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of FLAG's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of FLAG or its subsidiary, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by FLAG since purchase, origination, or issuance.

Note 15.    Fair Value of Financial Instruments, continued

Cash and Cash Equivalents
-------------------------
For cash, due from banks, federal funds sold, interest-bearing deposits with other banks, and proceeds receivable from secondary market, the carrying amount is a reasonable estimate of fair value.

Securities Held-to-Maturity and Securities Available-for-Sale
-------------------------------------------------------------
Fair values for securities held-to-maturity and securities available-for-sale are based on quoted market prices.

Other investments
-----------------
The carrying value of other investments approximates fair value.

Loans and Mortgage Loans Held for Sale
--------------------------------------
The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Mortgage Servicing Rights
-------------------------
Fair value of mortgage servicing rights is determined by estimating the present value of the future net servicing income, on a disaggregated basis, using anticipated prepayment assumptions.

Cash Surrender Value of Life Insurance
--------------------------------------
The carrying value of cash surrender value of life insurance approximates fair value.

Deposits
--------
The fair value of demand deposits, savings accounts, NOW accounts, certain money market deposits, advances from borrowers, and advances payable to secondary market is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased
-----------------------
For federal funds purchased, the carrying amount is a reasonable estimate of fair value.

FHLB Advances
-------------
The fair value of the FHLB fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

                           FLAG FINANCIAL CORPORATION

Commitments to Originate First Mortgage Loans,
Commitments to Extend Credit,and Standby Letters of Credit
----------------------------------------------------------
Because commitments to originate first mortgage loans, commitments to extend credit, and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

Limitations
-----------
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time FLAG's entire holdings of a particular financial instrument. Because no market exists for a significant portion of FLAG's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, deferred income taxes, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 15.    Fair Value of Financial Instruments, continued

The carrying amount and estimated fair values of FLAG's financial instruments at December 31, 1997 and 1996 are as follows:

                                           1997                    1996
                                           ----                    ----
                                   Carrying   Estimated    Carrying   Estimated
                                    Amount    Fair Value    Amount    Fair Value
                                    ------    ----------    ------    ----------
Assets:
  Cash and cash equivalents .....$ 3,679,456   3,679,456   2,527,785   2,527,785
   Interest-bearing deposits ....  5,222,541   5,222,541   3,557,138   3,557,138
   Investment securities ........ 51,691,086  51,652,394  44,516,192  44,415,218
   Other investments ............  3,556,900   3,556,900   3,370,900   3,370,900
   Mortgage loans held for sale..    881,254     881,254     343,677     343,677
   Loans, net ...................165,942,045 166,715,631 152,644,436 154,718,806
   Mortgage servicing rights ....  1,174,292   1,174,292   1,703,710   1,703,710
   Cash surrender value of life
     insurance...................  2,114,118   2,114,118   1,910,657   1,910,657

Liabilities:
   Deposits .....................180,661,858 180,817,190 180,691,763 181,213,971
   Federal funds purchased ......     70,000      70,000   2,210,000   2,210,000
   FHLB advances ................ 41,637,494  40,927,033  17,370,833  17,370,833
Unrecognized financial
 instruments:
   Commitments to originate first
     mortgage loans ............. 17,609,000  17,609,000   9,932,000  9,932,000
   Commitments to extend credit .  7,845,000   7,845,000   7,146,000  7,146,000
   Standby letters of credit ....    990,000     990,000     945,000    945,000

                           FLAG FINANCIAL CORPORATION

Note 16.   Business Combination

On October 28, 1997, the Board of Directors of FLAG approved a merger agreement whereby FLAG and Middle Georgia Bankshares, Inc. would combine and FLAG would become a multi-bank holding company. Middle Georgia, a one-bank holding company headquartered in Unadilla, Georgia, is the parent company of Citizens Bank which has seven offices throughout Dooly and Macon counties. Middle Georgia shareholders would receive 1,012,284 shares of FLAG stock.

The Agreement is subject to approval of applicable regulatory authorities and shareholders and will be accounted for as a pooling of interests. As such, historical financial information presented in future reports will be restated to include Middle Georgia.

The following summarized operating data gives effect to the merger had it occurred January 1, 1995:

                                          As of and for the year ended (000's):
                                             1997         1996          1995
                                             ----         ----          ----
     Total assets ...................      376,728       321,730       315,196
     Shareholders' equity ...........       33,260        30,580        29,849
     Net earnings ...................        3,086           887         3,140
     Basic earnings per share .......         1.01          0.29          1.23

Board of Directors and Corporate Officers

FLAG Financial Corporation Board of Directors
(December 31, 1997)

Dr. A. Glenn Bailey
        Physician
        Clark-Holder Clinic

H. Speer Burdette, III
        Vice President, Treasurer and
        Managing Officer
        J.K. Boatwright & Company, P.C.
        Accounting Firm

Fred A. Durand, III
        President and
        Chief Executive Officer
        Durand-Wayland, Inc.
        Manufacturer of Produce
        Sorting and Spray Equipment

John S. Holle
        Chairman of the Board,
        President and
        Chief Executive Officer
        FLAG Financial Corporation
        First Federal Savings Bank
        of LaGrange

William F. Holle, Jr.
        Advisory Director and
        Retired President
        First Federal Savings Bank
        of LaGrange

Jacob B. Jarrell, III
        Advisory Director and
        Retired Vice President
        FLAG Financial Corporation
        First Federal Saving Bank
        of LaGrange

Kelly R. Linch
        Owner
        Linch's, Inc.
        Retail Appliances and
        Electronics

Ellison C. Rudd
        Executive Vice President,
        Treasurer and
        Chief Financial Officer
        FLAG Financial Corporation
        First Federal Savings Bank
        of LaGrange

Gordon M. Smith
        Pharmacist
        Eckerd Drugs

John W. Stewart, Jr.
        President
        Stewart Wholesale
        Hardware Company

Dr Steven P. Teaver
        Dentist

Robert W. Walters
        Retired Vice-President
        The Mill Store, Inc.
        Retail and Contract Floor
        Coverings


FLAG Financial Corporation
Board of Directors
 (March 31, 1998)

Patti S. Davis
        Secretary and
        Senior Vice President
        FLAG Financial Corporation

James W. Johnson
        President
        McCranie Motor and
        Tractor Company

J. Preston Martin*
        President
        Bank of Milan

J. Daniel Speight, Jr.
        President and
        Chief Executive Officer
        FLAG Financial Corporation

Dr. A. Glenn Bailey

H. Speer Burdette, III

Fred A. Durand, III

John S. Holle

Kelly R. Linch

John W. Stewart, Jr.

Robert W. Walters


FLAG Financial Corporation
Senior Officers
(March 31, 1998)

John S. Holle
        Chairman of the Board

J. Daniel Speight, Jr.
        President and
        Chief Executive Officer

Ellison C. Rudd
        Senior Vice President and
        Chief Financial Officer

Patti S. Davis
        Senior Vice President and
        Secretary

Charles O. Hinely
        Senior Vice President and
        Chief Operating Officer

Lisa G. Lane
        Senior Vice President

Michael J. Phillips
        Senior Vice President

Raymond C. Smith, Jr.
        Senior Vice President

Benjamin F. Tew
        Senior Vice President

First Federal Savings Bank of LaGrange
Senior Officers
(March 31, 1998)

John S. Holle
        President,
        Chief Executive Officer and
        Chairman of the Board

Ellison C. Rudd
        Executive Vice President,
        Chief Financial Officer and
        Treasurer

Lee W. Washam
        Senior Vice President and
        Secretary

Charles O. Hinely
        Senior Vice President

Raymond C. Smith, Jr.
        Senior Vice President

Robert B. Stephens
        Senior Vice President

Mary E. Winks
        Senior Vice President


Citizens Bank
Senior Officers
(March 31, 1998)

J. Daniel Speight, Jr.
        President and
        Chief Executive Officer

Michael J. Phillips
        Executive Vice President

Patti S. Davis
        Senior Vice President
        Chief Financial Officer and
        Secretary

Carol Arflin
        Senior Vice President

Marylan M. Bowen
        Senior Vice President

Don G. Davis
        Senior Vice President

Lisa G. Lane
        Senior Vice President

* Pending Approval

Office Locations
[GRAPHIC OMITTED]
Map of State of Georgia with Cities Marked and Coded to Reflect Office Locations

First Federal Savings Bank of LaGrange

Main Office
101 North Greenwood Street
LaGrange, Georgia   30240

Marketplace Office
908 Hogansville Road
LaGrange, Georgia  30240

Lee's Crossing Office
1795 West Point Road
LaGrange, Georgia  30240

Vernon Street Drive-up Office
306 Vernon Street
LaGrange, Georgia  30240

LaFayette Parkway Office
1417 LaFayette Parkway
LaGrange, Georgia  30240

Piedmont Mortgage Service
5669 Whitesville Road, Suite A
Columbus, Georgia  31904

Piedmont Appraisal Service
200 Broad Street
LaGrange, Georgia  30240

Piedmont Investment Service
101 North Greenwood Street
LaGrange, Georgia  30240

Citizens Bank

Vienna Office
100 Union Street
Vienna, Georgia 31092

Unadilla Office
2233 Pine Street
Unadilla, Georgia 31091

Byromville Office
448 Main Street
Byromville, Georgia 31007

Pinehurst Office
Fullington Avenue
Pinehurst, Georgia 31070

Macon County Office
102 West Railroad Street
Montezuma, Georgia 31063

Oglethorpe Office
130 North Sumter Street
Oglethorpe, GA 31068

Crisp County Office
602 East 16th Avenue
Suite G - Times Square
Cordele, Georgia 31015

CB Financial
1180 Pine Street
Unadilla, Georgia 31091

ProImage, Inc.
144 New Street
Macon, Georgia 31201

Bank Of Milan*

Milan Office
Mount Zion Street
Milan, Georgia 31060

McRae Office
850 East Oak Street
McRae, Georgia 31055

* Pending Approval

Shareholder Information

Market Makers

Herzog, Heine, Geduld, Inc.
525 Washington Boulevard
Newport Tower
Jersey City, New Jersey 07310

Interstate/Johnson Lane Corporation
121 West Trade Street
Interstate Tower - 12th Floor
Charlotte, North Carolina 28789

Morgan Keegan & Company, Inc.
One Buckhead Plaza
Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305

The Robinson-Humphrey Company, Inc.
3333 Peachtree Road, N.E.
11th Floor
Atlanta, Georgia 30326

Sterne, Agee & Leach, Inc.
950 East Paces Ferry Road
Suite 1580
Atlanta, Georgia 30326

General Counsel

John M. Wyatt
16 North LaFayette Square
LaGrange, Georgia 30240

Special Counsel

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Independent Auditors

Porter Keadle Moore, LLP
235 Peachtree Street, N.E.
Suite 1800
Atlanta, Georgia 30303

Transfer Agent

Shareholders who desire to change the name, address, or ownership of FLAG common stock, to report lost certificates, or to consolidate accounts should contact the Transfer Agent:

Reliance Trust Company
Investor Services
3384 Peachtree Road, N.E.
Suite 900
Atlanta, Georgia 30326
1-800-241-5568

1998 Annual Meeting

The Annual Meeting of Shareholders of FLAG Financial Corporation will be held on Wednesday, May 13, 1998, at 2:00 p.m. at the Main Office of the Company, 101 North Greenwood Street, LaGrange, Georgia 30240.

Investor Relations

Shareholders, analysts, investors, the news medida, and others desiring a copy of the FLAG Financial Corporation 1997 Annual Report or 1997 Annual Report on Form 10-K as filed with the Securities and Exchange Commission, or general information about the Company may obtain such information without charge by contacting:

  FLAG Financial Corporation
  Investor Relations Department
  101 North Greenwood Street
  LaGrange, Georgia 30240
  1-706-845-5140

Dividend Reinvestment Plan

FLAG Financial Corporation offers a Dividend Reinvestment Plan for automatic reinvestment of dividends in the Common Stock of the Company. For more information concerning this convenient and economical way to purchase additional Common Stock and to receive an authorization form, contact:

  FLAG Financial Corporation
  Investor Relations Department
  101 North Greenwood Street
  LaGrange, Georgia 30240
  1-706-845-5140

Stock Exchange Listing

FLAG Financial Corporation's Common Stock is traded and quoted on The Nasdaq National Market under the symbol "FLAG".
Shareholders of Record

Shareholders of Record

FLAG Financial Corporation has 2,036,990 shares of common stock outstanding. There were approximately 530 holders of record as of December 31, 1997.

Stock Prices and Dividends

The following table sets forth the high and low closing sales prices of the Company's Common Stock, as reported by Nasdaq, for each quarter for the past two fiscal years and the cash dividends per share of the Common Stock paid by the Company during such fiscal quarters.

                                                               Cash
                                                             Dividends
Quarter Ended              High             Low               Per Share
-------------              ----             ---               ---------
March 31, 1996             $14.50           $12.875           $0.075
June 30, 1996              $13.50           $12.00            $0.085
September 30, 1996         $12.75           $ 9.50            $0.085
December 31, 1996          $11.75           $12.50            $0.085

March 31, 1997             $13.00           $10.25            $0.085
June 30, 1997              $14.625          $11.25            $0.085
September 30, 1997         $16.50           $14.00            $0.085
December 31, 1997          $21.50           $16.50            $0.085